  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1994
                                                      REGISTRATION NO. 33-51663
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                       AMENDMENT NO. 2 TO FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                 AMETEK, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              13-4923320
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)           IDENTIFICATION NUMBER)

                                STATION SQUARE
                           PAOLI, PENNSYLVANIA 19301
                                (215) 647-2121
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ALLAN KORNFELD
               EXECUTIVE VICE PRESIDENT--CHIEF FINANCIAL OFFICER
                                 AMETEK, INC.
                                STATION SQUARE
                           PAOLI, PENNSYLVANIA 19301
                                (215) 647-2121
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
       David L. Finkelman, Esq.               Alan J. Sinsheimer, Esq.
       STROOCK & STROOCK & LAVAN                 SULLIVAN & CROMWELL
         Seven Hanover Square                     125 Broad Street
     New York, New York 10004-2696          New York, New York 10004-2498
            (212) 806-5400                         (212) 558-4000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 10, 1994

                                  $150,000,000

                                 AMETEK, Inc.

                          % SENIOR NOTES DUE 2004

                                  -----------

  Interest on the Notes is payable on       and       of each year, commencing
     , 1994. The Notes are redeemable at the option of the Company, in whole or
in part, at any time on or after   , 1999, at the redemption prices set forth
herein, plus accrued interest to the date of redemption. The Company is required to offer to purchase all outstanding Notes at 101% of their principal amount, plus accrued interest to the date of purchase, in the event of a Change of Control. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Notes."

  The Notes have been approved for listing on the New York Stock Exchange, subject to notice of issuance.

  The proceeds of this offering, together with borrowings under the Company's new secured credit agreement and available cash, will be used (a) to retire existing debt of the Company, (b) to repurchase outstanding shares of the Company's Common Stock for an aggregate purchase price of up to $150 million and (c) to pay fees and expenses related to the sale of the Notes offered hereby and the Company's new secured credit agreement. See "Use of Proceeds."

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE NOTES.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT (2) COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Note..........................           %              %             %
Total.............................     $               $            $

- -------
(1) Plus accrued interest, if any, from    , 1994.

(2) The Company has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $    payable by the Company.

                                  -----------

  The Notes are offered by Goldman, Sachs & Co., as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for
delivery in New York, New York on or about    , 1994.

                              GOLDMAN, SACHS & CO.

                                  -----------

                  The date of this Prospectus is       , 1994.

                             AVAILABLE INFORMATION

  AMETEK, Inc. (the "Company" or "Ametek") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or The Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104-7065.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission pursuant to the Exchange Act are incorporated by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992;

    2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1993, June 30, 1993 and September 30, 1993;

    3. The Company's Current Report on Form 8-K dated November 18, 1993;

    4. The Company's Current Report on Form 8-K dated February 10, 1994; and

    5. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Notes offered hereby.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Secretary, AMETEK, Inc., Station Square, Paoli, Pennsylvania 19301 (telephone number: (215) 647-2121).

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, all references herein to the "Company" or "Ametek" include AMETEK, Inc. and its subsidiaries. See "Risk Factors" for a discussion of certain considerations associated with investment in the Notes.

                                  THE COMPANY

  Ametek is an international manufacturer of high quality, engineered products for industrial and commercial markets. The Company has a significant market share for many of its products and a leading market share in electric motors for vacuum cleaners and other floor care products, the Company's most significant business. Many of the Company's products have a technological component and are engineered to customer specifications. The Company employs approximately 6,000 individuals and operates 32 manufacturing facilities located in 12 states, as well as in Italy, Denmark, England and Mexico.

  The Company's products are produced and sold worldwide through the Company's Electro-mechanical, Precision Instruments and Industrial Materials Groups. The principal products of each of the Groups include:

  . Electro-mechanical Group--fractional horsepower electric motors and blowers for vacuum cleaners and other floor care products, as well as for furnaces, lawn tools, computer equipment, photocopiers and other applications.

  . Precision Instruments Group--instruments for commercial and military aircraft and engines, devices for measuring, monitoring and controlling industrial manufacturing processes, pressure gauges, and instrumentation for heavy trucks.

  . Industrial Materials Group--specialty metal products for electronics, general industry and consumer goods, water filtration systems, temperature and corrosion resistant materials, plastic compounds for automotive and appliance markets and protective foam wrap for furniture and fruit.

  The Company's business has grown over the years through a combination of acquisitions and internal growth into a diversified manufacturing company serving a wide range of markets. The Company has concentrated on identifying, developing and marketing high quality, technology-based products which hold, or have the potential for gaining, a significant share of one or more niche markets.

  In November 1993, the Company completed a broad strategic review and announced a plan intended to enhance shareholder value over the long term. From an operational point of view, the Company will seek to increase the profitability of its existing businesses through (i) growth and reinvestment, particularly in its electro-mechanical, specialty metal and water filtration operations, (ii) continued emphasis on controlling costs and (iii) an increased focus on foreign sales, especially in the Pacific Rim and Europe, through a combination of direct selling efforts and joint ventures. The Company also intends to pursue strategic acquisitions on a selective basis. In addition, the Company intends to continue its policy of reviewing, from time to time, possible divestitures of existing businesses.

  From a financial point of view, the Company's plan, which takes advantage of the Company's historically strong cash flow, involves repurchasing outstanding shares of its Common Stock for an aggregate purchase price of up to $150 million and refinancing existing debt with the net proceeds from the sale of the Notes offered hereby, borrowings under a new secured credit agreement and available cash. The resulting increased leverage will reduce the Company's financial and operating flexibility. Accordingly, the plan also calls for a reduction in the quarterly per share dividend rate on the Company's Common Stock from $.17 to $.06 and a decrease in the Company's leverage over time. See "Risk Factors--Increased Leverage" and "--Ranking."

  The Company also recorded certain after tax charges against earnings of $28.6 million during the fourth quarter of 1993, resulting in aggregate charges of $33.5 million for the year. A substantial portion of these charges relates to the restructuring of several businesses and the remainder reflects asset write-downs and other unusual charges against income. The restructuring charges primarily result from actions taken or planned due to the unwillingness of the union at a Precision Instruments facility in Sellersville, Pennsylvania to agree on wage and work rule concessions requested by the Company necessary to make such operation competitive. These actions include relocating, outsourcing and downsizing various manufacturing functions at this facility. See "Risk Factors--Business Restructuring" and "--Labor Relations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company will also record an extraordinary after tax charge of approximately $13 million in 1994 for the early retirement of existing debt after completion of the sale of the Notes offered hereby and the application of the proceeds thereof.

                                  THE OFFERING

 Securities Offered..........  $150 million principal amount of    % Senior
                               Notes due
                               2004 (the "Notes").
 Interest Payment Dates......        and      , commencing      , 1994.
 Maturity....................       , 2004.
 Redemption..................  The Notes are redeemable at the option of the
                               Company, in whole or in part, on or after     ,
                               1999, at the redemption prices set forth herein,
                               plus accrued interest to the redemption date.
                               The Notes are not entitled to the benefit of any
                               sinking fund.
 Ranking.....................  The Notes will be unsubordinated, unsecured obligations of the Company and will rank pari
                               passu with all other unsubordinated and
                               unsecured obligations of the Company. The Notes
                               will be effectively subordinated to secured
                               indebtedness of the Company with respect to the
                               assets securing such secured indebtedness to the
                               extent of the security. After giving pro forma
                               effect to the transactions described under "Use
                               of Proceeds," as of December 31, 1993, the
                               Company would have had secured indebtedness of
                               approximately $175.0 million. The Indenture
                               relating to the Notes (the "Indenture") permits
                               the Company to incur additional secured
                               indebtedness under certain circumstances.
                               Additionally, the Notes will be effectively
                               subordinated to liabilities of subsidiaries of
                               the Company. As of December 31, 1993, the
                               subsidiaries of the Company had liabilities of
                               approximately $94.8 million. The Indenture
                               permits the Company's subsidiaries to incur
                               additional indebtedness under certain
                               circumstances. See "Description of the Notes."

 Certain Covenants...........  The Indenture contains certain covenants that, among other things, limit the ability of the
                               Company and its subsidiaries to incur
                               indebtedness, make restricted payments, incur
                               liens, enter into sale and leaseback
                               transactions, restrict subsidiaries from paying
                               dividends or making other payments to the
                               Company and merge or consolidate with other
                               entities. See "Description of the Notes."
 Change in Control...........  In the event of a Change of Control (as defined in the Indenture), the Company is required to
                               offer to purchase all outstanding Notes at 101%
                               of their principal amount plus accrued interest
                               to the date of purchase.
 Use of Proceeds.............  The proceeds of the Notes offered hereby, together with borrowings under the Company's new
                               $250 million secured credit agreement (the
                               "Credit Agreement") and available cash, will be
                               used (a) to retire (i) $106.8 million aggregate
                               principal amount of outstanding 8.95% Senior
                               Notes of the Company due September 15, 2001 (the
                               "8.95% Notes") held by institutional investors,
                               (ii) $75.0 million aggregate principal amount of
                               outstanding 9.35% Senior Notes of the Company
                               due September 15, 2004 (the "9.35% Notes") held
                               by institutional investors and (iii) $3.6
                               million aggregate principal amount of
                               outstanding 8.05% Senior Secured Notes of the
                               Company due July 15, 2004 (the "8.05% Notes"
                               and, collectively with the 8.95% Notes and the
                               9.35% Notes, the "Institutional Notes") held by
                               an institutional investor, (b) to repurchase
                               outstanding shares of the Company's Common
                               Stock, $1.00 par value per share (the "Common
                               Stock"), for an aggregate purchase price of up
                               to $150 million, and (c) to pay fees and
                               expenses related to the sale of the Notes
                               offered hereby and the Credit Agreement. See
                               "Use of Proceeds."
 Listing.....................  The Notes have been approved for listing on the
                               New York Stock Exchange, subject to notice of
                               issuance.

                             SUMMARY FINANCIAL DATA

  The following tables set forth summary historical and supplemental pro forma financial data of the Company. The historical financial data are derived from the Company's consolidated financial statements which have been audited by Ernst & Young, independent auditors.

  The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and related Notes shown in the index on page F-1 and other financial data included herein.

                                   YEARS ENDED DECEMBER 31,
                         ------------------------------------------------
                           1989      1990      1991      1992      1993
                         --------  --------  --------  --------  --------
                                        (DOLLARS IN THOUSANDS)
HISTORICAL DATA
 INCOME STATEMENT DATA:
 Net sales.............. $587,844  $660,745  $715,099  $769,550  $732,195
 Cost and expenses......  527,618   592,375   648,794   690,407   687,037
 Resizing and
  restructuring
  charges(1)............      --        --        --        --     45,089
                         --------  --------  --------  --------  --------
 Operating income.......   60,226    68,370    66,305    79,143        69
 Other income (expense):
  Interest expense......  (15,234)  (20,818)  (22,079)  (19,721)  (17,603)
  Other, net............   15,691     9,103     8,152     7,297     6,337
                         --------  --------  --------  --------  --------
 Income (loss) before
  income taxes(2).......   60,683    56,655    52,378    66,719   (11,197)
 Provision for (benefit
  from) income taxes....   22,387    19,317    14,392    22,362    (3,865)
                         --------  --------  --------  --------  --------
 Net income (loss)...... $ 38,296  $ 37,338  $ 37,986  $ 44,357  $ (7,332)
                         ========  ========  ========  ========  ========
 Ratio of earnings to
  fixed charges(3)......      4.5x      3.3x      3.2x      4.0x      --
 OPERATING AND OTHER
  DATA:
 Depreciation and
  amortization..........  $25,273   $33,542   $36,455   $37,263  $ 35,907
 Capital expenditures...   25,684    35,683    18,808    23,990    38,324
 Dividends paid.........   27,415    28,221    28,990    29,991    25,095
 EBITDA(4)..............   91,180   100,707   103,520   117,584    92,368
 Ratio of EBITDA to
  interest expense(4)...      5.9x      4.8x      4.7x      5.9x      5.2x
 Ratio of debt to
  EBITDA(4).............      2.5x      2.4x      2.1x      1.8x      2.0x
 BALANCE SHEET DATA (END
  OF PERIOD):
 Working capital........ $215,072  $184,397  $181,449  $190,205  $134,163
 Total assets...........  563,313   615,170   612,473   603,089   562,663
 Long-term debt
  (including current
  portion)..............  226,103   242,470   220,911   206,922   186,972
 Stockholders' equity...  194,879   199,412   211,479   210,272   165,326

SUPPLEMENTAL PRO FORMA
 DATA (5)
 INCOME STATEMENT DATA:
 Operating income...........................................     $ 54,979
 Interest expense...........................................      (24,247)
 Other income, net..........................................        3,785
 Income before income taxes.................................       34,517
 Net income.................................................       20,553
 Ratio of earnings to fixed charges(6)......................          2.2x
 OPERATING AND OTHER
  DATA:
 Dividends paid.............................................     $ 10,536
 Ratio of EBITDA to interest expense(4).....................          3.7x
 Ratio of debt to EBITDA(4).................................          3.5x
 BALANCE SHEET DATA (END
  OF PERIOD):
 Working capital............................................     $ 96,689
 Total assets...............................................      538,221
 Long-term debt (including current portion).................      326,622
 Stockholders' equity.......................................        1,660

                          See notes on following page.

(1) The resizing and restructuring charges relate to the restructuring of several businesses and include charges for work force reductions, both planned and those which occurred in 1993, asset write-downs, relocation of product lines and the overall consolidation of the Company's aerospace operations. Approximately 75% of these charges relate to the Company's Sellersville facility and result from actions taken or planned due to the unwillingness of the union at such facility to agree on wage and work rule concessions requested by the Company necessary to make that operation competitive. These actions include relocating, outsourcing and downsizing various manufacturing functions at this facility. See "Risk Factors-- Business Restructuring" and "--Labor Relations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Includes unusual charges of $9.8 million in 1993 for asset write-downs and other unusual items.

(3) For purposes of calculating the ratio of earnings to fixed charges, earnings represents income before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the estimated component of operating lease expenses representing interest (assumed to be one-third). Earnings were insufficient to cover fixed charges by $12.2 million in 1993.

(4) EBITDA represents income before income taxes, interest expense, interest income, amortization of deferred financing costs, depreciation and amortization expenses and the charges referred to in notes 1 and 2 above. EBITDA is presented as additional information relating to the Company's ability to service its debt but is not presented as being representative of operating results or cash flows for the period. See "Consolidated Statements of Cash Flows" for each of the three years in the period ended December 31, 1993 included elsewhere in this Prospectus.

  The ratio of EBITDA to interest expense represents the ratio of EBITDA to the sum of interest expense plus amortization of deferred financing costs.

  The ratio of debt to EBITDA for each period represents the ratio of debt at the end of such period to EBITDA for such period.

(5) The Supplemental Pro Forma Data represent historical data for 1993 and as of December 31, 1993, adjusted to give effect to the following events as though they had occurred at the beginning of the period, in the case of pro forma Income Statement Data and Operating and Other Data, and as of December 31, 1993, in the case of pro forma Balance Sheet Data:

      (a) the issuance of $150 million principal amount of Notes being offered hereby at an assumed interest rate of 8.75%;

      (b) the borrowing of $125 million under the floating rate term facility of the Credit Agreement, a portion of which is assumed to be converted through interest rate swaps into a fixed rate borrowing resulting in an assumed effective interest rate of 6.6%;

      (c) the borrowing of $50 million under the floating rate revolving credit facility of the Credit Agreement at an assumed interest rate of 5.0%;

      (d) the application of the proceeds of the foregoing and $33.4 million of available cash, as described under "Use of Proceeds," to (i) retire approximately $185.4 million of Institutional Notes, (ii) repurchase outstanding shares of the Company's Common Stock for an aggregate purchase price of $150 million and (iii) pay the estimated fees and expenses related to the foregoing;

      (e) with respect to the pro forma Income Statement Data and Operating and Other Data only, the elimination of the charges referred to in notes 1 and 2 above; and

      (f) with respect to the pro forma Balance Sheet Data only, the recording of a $13 million (after tax) extraordinary charge which the Company expects to record against income in 1994 in connection with the early retirement of the Institutional Notes, in addition to the write-off of related deferred financing costs.

   Additionally, the pro forma dividends paid reflects the annualized fourth quarter 1993 rate of $.06 per share (as compared to the prior quarterly rate of $.17 per share) without giving effect to the share repurchase.

   The Supplemental Pro Forma Data are based on certain assumptions that may not prove to be accurate and do not purport to represent what the Company's results of operations or financial position actually would have been had the events referred to above in fact occurred for the periods or as of the dates indicated or to project the Company's results of operations or financial condition for any future period or date. For each 1/8 of 1% change in assumed interest rates on the Notes being offered hereby and on borrowings under the new Credit Agreement, pro forma interest expense would change by $408,000 and pro forma net income would change by $249,000, for the year ended December 31, 1993.

(6) For purposes of calculating the supplemental pro forma ratio of earnings to fixed charges, earnings represents pro forma income before income taxes, fixed charges and the charges referred to in notes 1 and 2 above. Fixed charges consist of interest expense, amortization of deferred financing costs and the estimated component of operating lease expenses representing interest (assumed to be one-third).

                                 RISK FACTORS

INCREASED LEVERAGE

  As a result of the transactions described under "Use of Proceeds," the Company's indebtedness will increase while at the same time its stockholders' equity will decrease. On the pro forma basis described in Note 5 to "Selected Financial Data," the Company's long-term debt (including the current portion thereof) as of December 31, 1993 would have been approximately $326.6 million, or 74.7% higher than the actual long-term debt of approximately $187.0 million at such date, and its stockholders' equity would have been approximately $1.7 million, or $163.6 million less than the actual stockholders' equity of $165.3 million at that date. This increased level of indebtedness could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes will be reduced; (ii) a significant portion of the Company's cash flow from operations will be required to service debt, and, as a result, these funds will not be available for working capital, capital expenditures, acquisitions or other general corporate purposes; and (iii) the Company's increased level of indebtedness will make it more vulnerable in the event of a further downturn in its various businesses. Moreover, financial and other covenants contained in the Indenture and the Credit Agreement will restrict the Company's ability to engage in certain transactions, such as making certain capital expenditures, incurring further indebtedness and selling and purchasing assets or businesses outside the ordinary course of business. See "The Credit Agreement" and "Description of the Notes." There can be no assurance that the Company's leverage and these restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities, such as acquisitions, which may be in the interest of the Company. The Company believes that cash flow from operations and the retention of a substantially greater portion thereof under the Company's new policy regarding the payment of dividends on its Common Stock will enable it to make all required payments on its indebtedness when due, including under the Notes. However, if future cash provided by operations is less than expected, the Company could experience difficulty in meeting the payments due on such indebtedness.

BUSINESS RESTRUCTURING

  The Company is in the process of restructuring several of its businesses and, in connection with this process, has taken charges for resizing, restructuring and other unusual items against income of $33.5 million (after tax) during 1993.

  Approximately $27.5 million of the charges relates to the restructuring. Most of the charges for restructuring relates to the Company's aerospace and pressure gauge operations at its facility in Sellersville, Pennsylvania. The union at Sellersville was unwilling to agree on wage and work rule concessions which were requested by the Company in order to make the operation competitive. As a result, the Company has decided to move its Sellersville aerospace manufacturing operation to another location. These restructuring charges are intended to cover certain pension and severance costs, the costs of the planned relocation and other costs that are expected to result from the transition. The overall restructuring charges also cover relocating, outsourcing, downsizing and other restructuring actions related to the pressure gauge business at Sellersville. The balance of the restructuring charges relates to the resizing of the Company's other aerospace operations and other businesses to correspond with prevailing market conditions. The remaining $6.0 million of the charges relates to asset write-downs and other unusual charges against income.

  While the Company believes that these restructuring charges should reflect substantially all of the costs of the Sellersville relocation, the downsizing of the aerospace operations and other components of its restructuring, there can be no assurance that these charges will prove adequate or that additional charges will not be necessary in 1994 or thereafter to account for the effects of this restructuring.

DEPENDENCE ON GENERAL ECONOMIC CONDITIONS

  The demand for the Company's products is subject to general economic conditions, such as rates of inflation, fluctuations in general business conditions, governmental regulation and the availability of financing at favorable rates, which factors are outside the control of the Company. In addition, a weak economy (particularly in the aerospace industry, which has been adversely affected by the reduced profitability of the deregulated commercial airline industry and reduced military spending) has adversely affected the Company's results, particularly results of the Precision Instruments Group. There can be no assurance that the current general economic conditions will not continue or worsen.

RANKING

  The Notes are unsecured and thus, in effect, would rank junior to any secured indebtedness, including borrowings under the Credit Agreement, of the Company to the extent of the security. Subject to certain de minimis and other exceptions, all assets owned by the Company and the Company's subsidiaries that are guarantors under the Credit Agreement will be pledged to the Banks (as defined) to secure the Company's obligations under the Credit Agreement. See "The Credit Agreement." On the pro forma basis described in Note 5 to "Selected Financial Data," as of December 31, 1993, the Company would have had secured indebtedness of approximately $175.0 million. The Indenture permits the Company to incur secured indebtedness in addition to indebtedness under the Credit Agreement under certain circumstances. See "Description of the Notes."

LIABILITIES OF SUBSIDIARIES

  Certain of the Company's business activities are operated or held by subsidiaries. The Company's ability to meet its financial obligations, including its obligations under the Notes, depends in part upon the receipt of cash dividends, advances and other payments from its subsidiaries. The Notes are effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries with respect to the assets of such subsidiaries. Any right of the Company to participate in any distribution of the assets of any of the Company's subsidiaries upon the liquidation, reorganization or insolvency of such subsidiaries (and the consequent right of the holders of the Notes to participate in such distributions) will be subject to the claims of the creditors (including trade creditors) of such subsidiaries. As of December 31, 1993, the assets and liabilities (excluding intercompany receivables and payables) of the Company's subsidiaries aggregated approximately $259.7 million and $94.8 million, respectively. The Indenture permits the Company's subsidiaries to incur additional indebtedness under certain circumstances. See "Description of the Notes."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  During 1993, approximately 13.3% of the Company's revenues were derived from its foreign operations (and another 14.4% of the Company's revenues were derived from export sales from the United States). Assets of these foreign operations were $84.4 million and represented 15.0% of the Company's total assets at December 31, 1993. Such operations are subject to the customary risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates and unstable political situations. The Company has significant operations in Italy, the currency of which has been unstable in the recent past. There can be no assurance that there will not be further instability in the Italian lire which could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control (as defined in the Indenture), subject to certain limitations, holders of the Notes have the right to require the Company to repurchase their Notes. However, a Change of Control would constitute an event of default under the Credit Agreement and the Company is required under the terms thereof to insure that the date for payment of the purchase price for all Notes that must be repurchased as a result of such Change of Control is no earlier than the date on which the loans under the Credit Agreement become due and payable as a result thereof, unless otherwise agreed to by the lenders thereunder. See "The Credit Agreement". Accordingly, the right of holders of the Notes to require the Company to repurchase the Notes may be of limited value if the Company cannot obtain sufficient funding to repay the loans under the Credit Agreement or obtain the requisite consent of the lenders thereunder. Failure to offer to repurchase the Notes under such circumstances, however, would constitute an Event of Default under the Indenture.

DEPENDENCE ON SEVERAL CUSTOMERS

  While the Company as a whole is not dependent on any single customer such that the loss of such customer would have a material adverse effect on its operations, during 1993 approximately 15.8% of the Company's total revenues were derived from sales to the Company's five largest customers, including the United States government. The Company expects that revenues from major customers will continue to constitute significant percentages of the Company's total revenues for the foreseeable future. There can be no assurance, however, that major customers will continue to purchase the Company's products. The loss of major customers could have a material adverse effect on the Company's financial condition or results of operations.

ENVIRONMENTAL MATTERS

  The Company is subject to extensive environmental and occupational health and safety laws and regulations concerning, among other things, air emissions, discharges to waters and the generation, handling, storage, transportation and disposal of hazardous substances and wastes. Environmental risks are inherent in many of the Company's manufacturing operations. In addition, the Comprehensive Environmental Response, Compensation and Liability Act and similar state laws generally impose joint and several liability for clean-up costs, without regard to fault or the legality of the original conduct, on parties contributing hazardous substances to sites from which there is a release or threats of release of hazardous substances. The Company has been named a potentially responsible party at several sites which are the subject of government-mandated clean-ups. While it is not possible to accurately quantify the potential financial impact of pending environmental matters, the Company believes that the outcome of these matters is not likely to have a material adverse effect on the financial position or future results of operations of the Company. However, there can be no assurance that future environmental liabilities will not occur or that environmental damages arising from prior or present practices will not result in future liabilities or that such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

LABOR RELATIONS

  Of the Company's approximately 6,000 employees, approximately 2,400 are covered by collective bargaining agreements. Although the Company believes that its relations with its union employees are generally good, there is no assurance that the Company will not at some point be subject to work stoppages and possibly a strike by some of its employees and, if such events were to occur, that there would be no material adverse effect on the Company's financial condition or results of operations. Recently, the union at a Precision Instruments facility in Sellersville, Pennsylvania was unwilling to agree on wage and work rule concessions requested by the Company necessary to make such operation competitive. As a result, the Company has decided to move a major portion of its manufacturing operations to another location. Although the Company believes its 1993 restructuring charges will be adequate to provide for this relocation (see "Risk Factors--Business Restructuring"), there can be no assurance that this amount will be adequate to cover any disruptions that could arise from the move of such operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FRAUDULENT CONVEYANCE

  Under applicable provisions of the Federal Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance law, if the Company, at the time it issued the Notes, (a) incurred such indebtedness with the intent to hinder, delay or defraud creditors, or (b)(i) received less than reasonably equivalent value or fair consideration for incurring such indebtedness and
(ii) either (A) was insolvent at the time of the incurrence, (B) was rendered insolvent by reason of such incurrence (and the application of the proceeds thereof), (C) was engaged or was about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its business, or (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each such case, a court of competent jurisdiction could avoid, in whole or in part, the Notes or, in the alternative, subordinate the Notes to existing and future indebtedness of the Company. The avoidance or subordination of all or part of the Notes could result in an event of default with respect to other indebtedness of the Company which could result in acceleration of such indebtedness. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at a fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

  Management of the Company believes that, although a substantial portion of the net proceeds from the sale of the Notes and borrowings under the Credit Agreement may be used to repurchase outstanding shares of the Company's Common Stock, for purposes of the Federal Bankruptcy Code and state fraudulent transfer or conveyance laws, the Notes are being issued without the intent to hinder, defraud or delay creditors, for proper purposes and in good faith and that the Company is and, after the issuance of the Notes and the application of the proceeds thereof, will be, solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with management's view.

ABSENCE OF PUBLIC MARKET

  There is no existing market for the Notes. Although the Notes have been approved for listing, subject to notice of issuance, on the New York Stock Exchange, there can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of holders to sell their Notes or the price at which holders will be able to sell their Notes. If such a market develops, the Notes may trade at a discount from their initial offering price, depending on prevailing interest rates, the Company's operating results, the market for similar securities and other factors. The market for high yield debt, such as the Notes, has fewer participants and involves a smaller amount of securities than certain other capital markets. It has historically, and particularly in recent periods, been subject to disruptions that have caused volatility in the prices of securities similar to the Notes. There can be no assurance that the market for the Notes will not be subject to similar disruptions that will render them difficult to sell. Goldman, Sachs & Co. have indicated that they intend to make a market in the Notes but they are not obligated to do so and may discontinue market making at any time.

                                  THE COMPANY

  Ametek is an international manufacturer of high quality, engineered products for industrial and commercial markets. The Company has a significant market share for many of its products and a leading market share in electric motors for vacuum cleaners and other floor care products, the Company's most significant business. Many of the Company's products have a technological component and are engineered to customer specifications. The Company employs approximately 6,000 individuals and operates 32 manufacturing facilities located in 12 states, as well as in Italy, Denmark, England and Mexico.

  The Company's products are produced and sold worldwide through the Company's Electro-mechanical, Precision Instruments and Industrial Materials Groups. The principal products of each of the Groups include:

  . Electro-mechanical Group--fractional horsepower electric motors and blowers for vacuum cleaners and other floor care products, as well as for furnaces, lawn tools, computer equipment, photocopiers and other applications.

  . Precision Instruments Group--instruments for commercial and military aircraft and engines, devices for measuring, monitoring and controlling industrial manufacturing processes, pressure gauges, and instrumentation for heavy trucks.

  . Industrial Materials Group--specialty metal products for electronics, general industry and consumer goods, water filtration systems, temperature and corrosion resistant materials, plastic compounds for automotive and appliance markets and protective foam wrap for furniture and fruit.

  The Company's business has grown over the years through a combination of acquisitions and internal growth into a diversified manufacturing company serving a wide range of markets. The Company has concentrated on identifying, developing and marketing high quality, technology-based products which hold, or have the potential for gaining, a significant share of one or more niche markets.

  In November 1993, the Company completed a broad strategic review and announced a plan intended to enhance shareholder value over the long term. From an operational point of view, the Company will seek to increase the profitability of its existing businesses through (i) growth and reinvestment, particularly in its electro-mechanical, specialty metal and water filtration operations, (ii) continued emphasis on controlling costs and (iii) an increased focus on foreign sales, especially in the Pacific Rim and Europe, through a combination of direct selling efforts and joint ventures. The Company also intends to pursue strategic acquisitions on a selective basis. In addition, the Company intends to continue its policy of reviewing, from time to time, possible divestitures of existing businesses.

  From a financial point of view, the Company's plan, which takes advantage of the Company's historically strong cash flow, involves repurchasing outstanding shares of its Common Stock for an aggregate purchase price of up to $150 million and refinancing existing debt with the net proceeds from the sale of the Notes offered hereby, borrowings under the Credit Agreement and available cash. The resulting increased leverage will reduce the Company's financial and operating flexibility. Accordingly, the plan also calls for a reduction in the quarterly per share dividend rate on the Company's Common Stock from $.17 to $.06 and a decrease in the Company's leverage over time. See "Risk Factors-- Increased Leverage" and "--Ranking."

  The Company also recorded certain after tax charges against earnings of $28.6 million during the fourth quarter of 1993, resulting in aggregate charges of $33.5 million for the year. A substantial portion of these charges relates to the restructuring of several businesses and the remainder reflects asset write-downs and other unusual charges against income. The restructuring charges primarily result from actions taken or planned due to the unwillingness of the union at a Precision Instruments facility in Sellersville, Pennsylvania to agree on wage and work rule concessions requested by the Company necessary to make such operation competitive. These actions include relocating, outsourcing and downsizing various manufacturing functions at this facility. See "Risk Factors--Business Restructuring" and "--Labor Relations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company will also record an extraordinary after tax charge of approximately $13 million in 1994 for the early retirement of the Institutional Notes after completion of the sale of the Notes offered hereby and the application of the proceeds thereof.

  AMETEK, Inc. was incorporated in Delaware in 1930 under the name of American Machine and Metals, Inc. and maintains its principal executive offices at Station Square, Paoli, Pennsylvania 19301, telephone number (215) 647-2121.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes offered hereby are estimated to be $ (after deducting the underwriting discount and other expenses related to the sale of the Notes). The proceeds, together with borrowings under the Company's Credit Agreement and available cash, will be used (a) to retire the Institutional Notes, (b) to repurchase outstanding shares of its Common Stock (pursuant to open market or privately negotiated purchases, a tender offer or a combination of the foregoing) for an aggregate purchase price of up to $150 million and (c) to pay fees and expenses related to the sale of the Notes and the Credit Agreement.

  The following table illustrates the Company's current expectation as to the sources and uses of funds in connection with the transactions described above:

                     SOURCES OF FUNDS                       DOLLARS IN THOUSANDS
                     ----------------                       --------------------
1. Credit Agreement
  Secured Term Loan Facility..............................        $125,000
  Secured Revolving Credit Facility.......................          50,000
2.Gross Proceeds from sale of the Notes offered hereby....         150,000
3.Available Cash..........................................          33,350
                                                                  --------
   Total Sources..........................................        $358,350
                                                                  ========
                       USES OF FUNDS
                       -------------
1. Retirement of the aggregate principal amount of the
   Institutional Notes....................................        $185,350
2.Repurchase of outstanding shares of Common Stock........         150,000
3. Fees and expenses (including underwriting discount)
   related to the sale of the Notes and the Credit
   Agreement and premiums for early retirement of the
   Institutional Notes....................................          23,000
                                                                  --------
   Total Uses.............................................        $358,350
                                                                  ========

See "Capitalization" and "Selected Financial Data--Supplemental Pro Forma Data" for the pro forma effects of the foregoing transactions and "The Credit Agreement" for a description of the terms of the Credit Agreement.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1993, and as adjusted to reflect the impact of the matters described in
Note 5 to "Selected Financial Data." See "Risk Factors--Increased Leverage" and "--Ranking."

                                                            DECEMBER 31, 1993
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(1)
                                                         -------- --------------
                                                         (DOLLARS IN THOUSANDS)
Debt:
  8.95% Notes due September 15, 2001.................... $106,750    $    --
  9.35% Notes due September 15, 2004....................   75,000         --
  8.05% Notes due July 15, 2004.........................    3,600         --
  Other.................................................    1,622       1,622
  Credit Agreement(2):
    Secured Term Loan Facility..........................      --      125,000
    Secured Revolving Credit Facility...................      --       50,000
  Notes offered hereby..................................      --      150,000
                                                         --------    --------
Total debt..............................................  186,972     326,622
Stockholders' equity....................................  165,326       1,660(3)
                                                         --------    --------
  Total capitalization.................................. $352,298    $328,282
                                                         ========    ========

- --------
(1) For an explanation of the adjustments, see Note 5 to "Selected Financial Data."
(2) See "The Credit Agreement" for a description of the interest rates and other terms and conditions of borrowings under the Credit Agreement.
(3) Stockholders' equity is reduced by $150 million for the assumed repurchase of Common Stock and by the $13 million (after tax) extraordinary charge to be incurred in 1994 in connection with the early retirement of the Institutional Notes, in addition to the write-off of deferred financing costs.

                            SELECTED FINANCIAL DATA

  The following tables set forth selected historical and supplemental pro forma financial data of the Company. The historical financial data are derived from the Company's consolidated financial statements which have been audited by Ernst & Young, independent auditors.

  The unaudited supplemental pro forma financial data for the year ended December 31, 1993 represents the historical data as of and for the year ended December 31, 1993 adjusted for the items described in Note 5 below. The supplemental pro forma adjustments described in Note 5 are based upon estimates and assumptions that management believes are reasonable.

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" which follows this section, the Consolidated Financial Statements and related Notes shown in the index on page F-1 and other financial data included herein.

                                    YEARS ENDED DECEMBER 31,
                          ------------------------------------------------
                            1989      1990      1991      1992      1993
                          --------  --------  --------  --------  --------
                                         (DOLLARS IN THOUSANDS)
HISTORICAL DATA
 INCOME STATEMENT DATA:
 Net sales..............  $587,844  $660,745  $715,099  $769,550  $732,195
 Expenses:
  Cost of sales
   (excluding
   depreciation)........   444,004   498,749   546,479   583,357   582,001
  Selling, general and
   administrative.......    66,057    69,563    74,038    77,690    76,759
  Depreciation..........    17,557    24,063    28,277    29,360    28,277
  Resizing and restruc-
   turing charges(1)....       --        --        --        --     45,089
                          --------  --------  --------  --------  --------
 Operating income.......    60,226    68,370    66,305    79,143        69
 Other income (expense):
  Interest expense......   (15,234)  (20,818)  (22,079)  (19,721)  (17,603)
  Other, net............    15,691     9,103     8,152     7,297     6,337
                          --------  --------  --------  --------  --------
 Income (loss) before
  income taxes(2).......    60,683    56,655    52,378    66,719   (11,197)
 Provision for (benefit
  from) income taxes....    22,387    19,317    14,392    22,362    (3,865)
                          --------  --------  --------  --------  --------
 Net income (loss)......  $ 38,296  $ 37,338  $ 37,986  $ 44,357  $ (7,332)
                          ========  ========  ========  ========  ========
 Ratio of earnings to
  fixed charges(3)......       4.5x      3.3x      3.2x      4.0x      --
 OPERATING AND OTHER DA-
  TA:
 Depreciation and amor-
  tization..............  $ 25,273  $ 33,542  $ 36,455  $ 37,263  $ 35,907
 Capital expenditures...    25,684    35,683    18,808    23,990    38,324
 Dividends paid.........    27,415    28,221    28,990    29,991    25,095
 EBITDA(4)..............    91,180   100,707   103,520   117,584    92,368
 Ratio of EBITDA to
  interest expense(4)...       5.9x      4.8x      4.7x      5.9x      5.2x
 Ratio of debt to
  EBITDA(4).............       2.5x      2.4x      2.1x      1.8x      2.0x
 BALANCE SHEET DATA (END
  OF PERIOD):
 Working capital........  $215,072  $184,397  $181,449  $190,205  $134,163
 Total assets...........   563,313   615,170   612,473   603,089   562,663
 Long-term debt
  (including current
  portion)..............   226,103   242,470   220,911   206,922   186,972
 Stockholders' equity...   194,879   199,412   211,479   210,272   165,326

SUPPLEMENTAL PRO FORMA DATA(5)
 INCOME STATEMENT DATA:
 Operating income............................................     $ 54,979
 Interest expense............................................      (24,247)
 Other income, net...........................................        3,785
 Income before income taxes..................................       34,517
 Net income..................................................       20,553
 Ratio of earnings to fixed charges(6).......................          2.2x
 OPERATING AND OTHER DA-
  TA:
 Dividends paid..............................................     $ 10,536
 Ratio of EBITDA to interest expense(4)......................          3.7x
 Ratio of debt to EBITDA(4)..................................          3.5x
 BALANCE SHEET DATA (END
  OF PERIOD):
 Working capital.............................................     $ 96,689
 Total assets................................................      538,221
 Long-term debt (including current portion)..................      326,622
 Stockholders' equity........................................        1,660

(1) The resizing and restructuring charges relate to the restructuring of several businesses and include charges for work force reductions, both planned and those which occurred in 1993, asset write-downs, relocation of product lines and the overall consolidation of the Company's aerospace operations. Approximately 75% of these charges relate to the Company's Sellersville facility and result from actions taken or planned due to the unwillingness of the union at such facility to agree on wage and work rule concessions requested by the Company necessary to make that operation competitive. These actions include relocating, outsourcing and downsizing various manufacturing functions at this facility. See "Risk Factors-- Business Restructuring" and "--Labor Relations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Includes unusual charges of $9.8 million in 1993 for asset write-downs and other unusual items.

(3) For purposes of calculating the ratio of earnings to fixed charges, earnings represents income before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the estimated component of operating lease expenses representing interest (assumed to be one-third). Earnings were insufficient to cover fixed charges by $12.2 million in 1993.

(4) EBITDA represents income before income taxes, interest expense, interest income, amortization of deferred financing costs, depreciation and amortization expenses and the charges referred to in notes 1 and 2 above. EBITDA is presented as additional information relating to the Company's ability to service its debt but is not presented as being representative of operating results or cash flows for the period. See "Consolidated Statements of Cash Flows" for each of the three years in the period ended December 31, 1993 included elsewhere in this Prospectus.

  The ratio of EBITDA to interest expense represents the ratio of EBITDA to the sum of interest expense plus amortization of deferred financing costs.

  The ratio of debt to EBITDA for each period represents the ratio of debt at the end of such period to EBITDA for such period.

(5) The Supplemental Pro Forma Data represent historical data for 1993 and as of December 31, 1993, adjusted to give effect to the following events as though they had occurred at the beginning of the period, in the case of pro forma Income Statement Data and Operating and Other Data, and as of December 31, 1993, in the case of pro forma Balance Sheet Data:

      (a) the issuance of $150 million principal amount of Notes being offered hereby at an assumed interest rate of 8.75%;

      (b) the borrowing of $125 million under the floating rate term facility of the Credit Agreement, a portion of which is assumed to be converted through interest rate swaps into a fixed rate borrowing resulting in an assumed effective interest rate of 6.6%;

      (c) the borrowing of $50 million under the floating rate revolving credit facility of the Credit Agreement at an assumed interest rate of 5.0%;

      (d) the application of the proceeds of the foregoing and $33.4 million of available cash, as described under "Use of Proceeds," to (i) retire approximately $185.4 million of Institutional Notes, (ii) repurchase outstanding shares of the Company's Common Stock for an aggregate purchase price of $150 million and (iii) pay the estimated fees and expenses related to the foregoing;

      (e) with respect to the pro forma Income Statement Data and Operating and Other Data only, the elimination of the charges referred to in notes 1 and 2 above; and

      (f) with respect to the pro forma Balance Sheet Data only, the recording of a $13 million (after tax) extraordinary charge which the Company expects to record against income in 1994 in connection with the early retirement of the Institutional Notes, in addition to the write-off of related deferred financing costs.

   Additionally, the pro forma dividends paid reflects the annualized fourth quarter 1993 rate of $.06 per share (as compared to the prior quarterly rate of $.17 per share) without giving effect to the share repurchase.

   The Supplemental Pro Forma Data are based on certain assumptions that may not prove to be accurate and do not purport to represent what the Company's results of operations or financial position actually would have been had the events referred to above in fact occurred for the periods or as of the dates indicated or to project the Company's results of operations or financial condition for any future period or date. For each 1/8 of 1% change in assumed interest rates on the Notes being offered hereby and on borrowings under the new Credit Agreement, pro forma interest expense would change by $408,000 and pro forma net income would change by $249,000, for the year ended December 31, 1993.

(6) For purposes of calculating the supplemental pro forma ratio of earnings to fixed charges, earnings represents pro forma income before income taxes, fixed charges and the charges referred to in notes 1 and 2 above. Fixed charges consist of interest expense, amortization of deferred financing costs and the estimated component of operating lease expenses representing interest (assumed to be one-third).

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  Management's discussion and analysis of the Company's financial condition and results of operations set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes included elsewhere in this Prospectus.

RECENT DEVELOPMENTS

  Weakened market conditions in some of the markets in which the Company operates, particularly in the aerospace and process industries, have resulted in recent declines in sales and income.

  In November 1993, the Company completed a broad strategic review and announced a plan intended to enhance shareholder value over the long term. From an operational point of view, the Company will seek to increase the profitability of its existing businesses through (i) growth and reinvestment, particularly in its electro-mechanical, specialty metal and water filtration operations, (ii) continued emphasis on controlling costs and (iii) an increased focus on foreign sales, especially in the Pacific Rim and Europe, through a combination of direct selling efforts and joint ventures. The Company also intends to pursue strategic acquisitions on a selective basis.

  From a financial point of view, the Company's plan, which takes advantage of the Company's historically strong cash flow, involves repurchasing outstanding shares of its Common Stock for an aggregate purchase price of up to $150 million and refinancing existing debt with the net proceeds from the sale of the Notes offered hereby, borrowings under the Credit Agreement and available cash. The resulting increased leverage will reduce the Company's financial and operating flexibility. Accordingly, the plan also calls for a reduction in the quarterly per share dividend rate on the Company's Common Stock from $.17 to $.06 and a decrease in the Company's leverage over time. See "Risk Factors-- Increased Leverage" and "--Ranking."

  In 1993, the Company recorded pre-tax charges of $54.9 million ($33.5 million after tax, or $.77 per share) for costs associated with resizing and restructuring several of its businesses and other unusual expenses. Of the $54.9 million total charge, $46.9 million, or $.66 per share, was recorded in the fourth quarter of 1993. The total charges, on a pre-tax basis, were for
(1) work force reductions, both planned and those which occurred in 1993 (including certain pension related costs) ($21.4 million); (2) asset write-downs ($15.0 million); (3) the relocation of certain product lines from a Precision Instruments facility in Sellersville, Pennsylvania and the overall consolidation of the Company's aerospace operations ($14.2 million); and (4) other unusual expenses ($4.3 million). The charges for resizing and restructuring are primarily related to the Company's Sellersville operations and result from actions taken or planned due to the unwillingness of the union at such facility to agree on wage and work rule concessions requested by the Company necessary to make that operation competitive. See "Risk Factors-- Business Restructuring" and "--Labor Relations." Also, the Company has reached an agreement regarding the prepayment premiums to be paid, subject to an interest rate adjustment, for early retirement of the Institutional Notes and will record an extraordinary charge of approximately $13 million (after tax) in 1994 after completion of the sale of the Notes offered hereby and the retirement of the Institutional Notes.

SEGMENT INFORMATION

  The Company classifies its operations into three principal business segments: Electro-mechanical, Precision Instruments, and Industrial Materials. The following table sets forth summary sales and income information for the Company's business segments for the periods indicated:

                                                 YEARS ENDED DECEMBER 31,
                                                ----------------------------
                                                  1991      1992      1993
                                                --------  --------  --------
                                                  (DOLLARS IN THOUSANDS)
NET SALES (1):
  Electro-mechanical........................... $249,763  $309,556  $280,732
  Precision Instruments........................  309,901   297,025   275,351
  Industrial Materials.........................  155,435   162,969   176,112
                                                --------  --------  --------
    Total net sales............................ $715,099  $769,550  $732,195
                                                ========  ========  ========
INCOME (LOSS):
  Electro-mechanical........................... $ 35,363  $ 49,912  $ 35,018
  Precision Instruments........................   32,914    28,045   (30,643)(2)
  Industrial Materials.........................   20,332    22,096    18,284 (3)
                                                --------  --------  --------
    Total segment operating profit (4).........   88,609   100,053    22,659
  Corporate and other expenses (5).............  (36,231)  (33,334)  (33,856)
                                                --------  --------  --------
    Income (loss) before taxes................. $ 52,378  $ 66,719  $(11,197)
                                                ========  ========  ========

- --------
(1) After elimination of intersegment sales, which are not significant in amount.
(2) Reflects charges of $47.8 million primarily for resizing and restructuring costs associated with planned work force reductions and those which occurred in 1993, asset write-downs, relocation of product lines and the overall consolidation of the Company's Aerospace operations and other unusual charges.
(3) Reflects charge of $3.9 million primarily for asset write-downs.
(4) Segment operating profit represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.
(5) Includes unallocated administrative expenses, interest expense and net other income and, in 1993, $2.8 million of restructuring and other unusual charges.

YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

 Results of Operations

  Sales for 1993 were $732.2 million, a decrease of $37.4 million or 4.9% from 1992. The sales decrease was attributable to reduced domestic and European demand for electric motor products and the negative effect of translating sales of the Company's Italian operations from the weaker Italian lire to U.S. dollars. Sales by the Precision Instruments group also declined as a result of continued poor market conditions for aerospace products and process and analytical instruments. A sales improvement was reported by the Industrial Materials group due to the strength of demand for liquid filtration products, specialty metal products and compounded plastics. Sales by all business segments to foreign markets totalled $202.9 million in 1993 compared to $233.7 million in 1992, a decrease of 13.2%. Export shipments from the United States in 1993 were $105.7 million, a decrease of 11.4% from 1992, primarily as a result of weak economic conditions in Europe.

  New orders during 1993 were approximately $703.9 million, a decrease of $31.6 million or 4.3% from 1992. The backlog of orders was $212.6 million at year-end, an 11.8% decrease from 1992, reflecting the lower level of business in the Electro-mechanical and Precision Instruments groups.

  Business segment operating profit before restructuring and other unusual operating charges was $74.8 million in 1993, compared to $100.1 million in 1992, a decrease of 25.3%. Along with the reduction due to the lower sales volume, this decline reflects operating inefficiencies (primarily within the Electro-mechanical and the Precision Instruments groups) and higher expenses caused by a plant start-up and a plant rearrangement in the Electro-mechanical group. In 1993, business segment results also reflect charges totalling $52.1 million for resizing and restructuring certain operations and other unusual expenses. After reflecting these charges, business segment operating profit for 1993 was $22.7 million.

  Corporate expenses (including unallocated administrative expenses, interest expense and net other income) were $33.9 million in 1993, substantially unchanged from $33.3 million in 1992.

  The effective rate of income tax benefit for 1993 of 34.5% reflects the new U.S. federal statutory income tax rate of 35% for all of 1993. The overall effective rate of the tax benefit was reduced somewhat by a tax provision on foreign pre-tax earnings.

  After tax earnings for 1993, before restructuring and other unusual charges, were $26.2 million or $.60 per share. This compares to net income of $44.4 million or $1.01 per share earned in 1992. After restructuring and other unusual charges totalling $33.5 million (after tax), the Company reported a net loss of $7.3 million, or $.17 per share for 1993.

 Business Segment Results

  The Electro-mechanical group's sales decreased $28.8 million or 9.3% to $280.7 million primarily because of Italian lire currency translation and because of reduced customer demand for domestically produced electric motor products during the year. Before currency translation, the Italian operations reported 2.6% higher sales over 1992. Operating profit of this group decreased 29.8% to $35.0 million due to lower sales volume, higher costs related to new product introductions, a plant start-up and a plant rearrangement, less favorable product mix and negative foreign currency translation effects.

  Precision Instruments group sales in 1993 were $275.4 million, a decrease of $21.7 million or 7.3% from 1992. The sales decline reflects the continuing weakness in demand for aircraft instruments and engine sensors from commercial airlines and poor conditions in the aerospace industry and in process control markets. The sales decline was partially offset by increased sales of truck instruments, flight reference systems and sales by a new business acquired in the first quarter of 1993. Operating profit of this group before restructuring and other unusual charges was $17.1 million in 1993 compared to $28.0 million in 1992, a $10.9 million or 39.0% decline. This decrease was due to the sales decline, production inefficiencies and changes in product mix. This group's profits were further reduced by restructuring and unusual operating charges of $47.8 million in 1993, of which $39.8 million was recorded in the fourth quarter, and resizing charges of $8 million which were recorded in the first nine months of the year. These charges were primarily for work force reductions planned or which occurred in 1993 (including certain pension related costs), asset write-downs, product line relocations of certain gauge manufacturing operations, and consolidation of the Company's aerospace businesses. Most of these actions were necessary due to the unwillingness of the union at the Company's Sellersville facility to agree to wage and work rule concessions requested by the Company necessary to make that operation competitive. After restructuring and other unusual operating charges, this group reported an operating loss of $30.6 million for 1993.

  Industrial Materials group sales in 1993 were $176.1 million, an increase of $13.1 million or 8.1% from 1992 largely due to increased sales of liquid filtration products, compounded plastics and specialty metal products. Group operating profit before restructuring and other unusual charges was $22.2 million, a slight improvement over operating profit of $22.1 million reported for 1992. An increase in profits by the Specialty Metal Products division was substantially offset by lower profits from the other businesses in this group due to operating inefficiencies and changes in product mix at certain divisions. After fourth quarter 1993 restructuring and other unusual charges of $3.9 million, primarily for certain asset write-downs, the group operating profit was $18.3 million for 1993. In February 1994, a warehouse attached to a plant in this group collapsed under the weight of heavy snow. The Company expects the plant to return to full operation by mid-March 1994; the damages and related losses are covered by insurance.

YEAR ENDED DECEMBER 31, 1992 COMPARED TO YEAR ENDED DECEMBER 31, 1991

 Results of Operations

  For 1992, Ametek achieved record sales of $769.6 million, exceeding sales in 1991 by $54.5 million or 7.6%. The increase occurred primarily in the Electro-mechanical Group and was the result of increased worldwide demand for electric motors, the introduction of new products and increased market penetration. Sales were also enhanced by the acquisition of an electric motor business in the first quarter of 1992. A sales increase by the Industrial Materials Group was more than offset by lower sales by the Precision Instruments Group, which suffered from a sharp decline in demand for aircraft instruments and engine sensors in the commercial and military markets. Sales by all business segments to foreign markets totalled $233.7 million in 1992 compared to $211.8 million in 1991, an increase of 10.3%. Export sales from the United States totalled $119.3 million in 1992 compared to $111.6 million in 1991, a 6.9% increase.

  New orders during 1992 were approximately $735.5 million, an increase of $26.2 million, or 3.7% over 1991. The backlog of orders was approximately $240.9 million at year-end, a 12.4% decrease from the end of 1991, reflecting the lower level of business in the Precision Instruments Group.

  Business segment operating profit was $100.1 million in 1992, an increase of $11.5 million or 12.9% over last year's $88.6 million. The improved operating results for 1992 came mainly from the overall higher sales volume in the Electro-mechanical and Industrial Materials Groups and improved performance by the Company's three Italian motor divisions.

  Corporate expenses (including unallocated administrative expenses, interest expense and net other income) of $33.3 million in 1992 were $2.9 million lower than last year's $36.2 million, primarily due to lower interest expense resulting from the reduced level of debt.

  The effective tax rate for 1992 was 33.5% compared to 1991's rate of 27.5%. Both periods benefitted from favorable income tax adjustments. The 1992 rate reflects a net favorable settlement of certain tax years for United States operations, while the 1991 rate included the recognition of tax benefits from combining certain foreign operations.

  Net income was $44.4 million or $1.01 per share for 1992, compared to earnings of $38.0 million or $.87 per share for 1991.

 Business Segment Results

  Electro-mechanical Group sales in 1992 were $309.6 million, an increase of $59.8 million or 23.9% from 1991 largely due to improved demand and market penetration for electric motors aided somewhat by the acquisition of a new business in the first quarter of 1992. Group operating profit increased 41.1% to $49.9 million due to the higher sales volume, a more favorable product mix, and improved operating performance by the Italian motor divisions.

  In the Precision Instruments Group, sales were $297.0 million for 1992, a decrease of $12.9 million or 4.2% from 1991. The sales decline reflects continuing weak demand for aircraft and aerospace instruments, sensors and spare parts for commercial airlines and the military, caused by the deepening recession in this market. The overall sales decline was partially offset by increased sales of truck instruments. The group's operating profit of $28.0 million fell 14.8% from $32.9 million in 1991, largely because of the steep sales decline in some of the group's more profitable products.

  The Industrial Materials Group's 1992 sales increased $7.5 million or 4.8% to $163.0 million, due to increased sales of water filtration products and metal powders. Operating profit of the group totalled $22.1 million in 1992, compared to $20.3 million in 1991, an 8.7% increase, reflecting the increase in the group's sales volume and lower operating expenses in the Company's plastics compounding and foam packaging businesses.

LIQUIDITY AND CAPITAL RESOURCES

 Liquidity

  Working capital at December 31, 1993 amounted to $134.2 million, a decrease of $56.0 million from December 31, 1992, caused largely by the provisions for resizing, restructuring and other unusual items. The ratio of current assets to current liabilities at December 31, 1993 was 1.80 to 1, compared to 2.38 to 1 at December 31, 1992.

  Cash generated by the Company's operating activities totalled $65.3 million in 1993 compared to $78.6 million in 1992. The decrease reflects the lower level of earnings, after adding back $50.9 million of restructuring and other unusual charges not requiring the use of cash in 1993. Cash flows from operating activities, less cash used for investing and financing activities of $83.9 million, resulted in a decrease in cash and cash equivalents of $18.7 million since the beginning of 1993. Cash used in 1993 included $38.3 million for the purchase of property, plant and equipment, $25.1 million for the payment of dividends, $19.4 million for the repayment of long-term debt, $16.6 million for the purchase of a business and investments and $8.9 million for the purchase of 683,400 shares of the Company's Common Stock in the second quarter of 1993. Cash and cash equivalents and short-term marketable securities totalled $84.7 million at December 31, 1993, a decrease of $31.0 million from December 31, 1992.

  Of the $54.9 million of resizing, restructuring and other unusual charges recorded in 1993, certain items require cash expenditures which are expected to be funded by normal operations. Approximately $4.0 million was expended in 1993, and the Company anticipates that approximately $25.3 million will be expended over the next two years. After all the restructuring actions are in place, the Company expects to realize continuing benefits resulting from reduced labor costs, improved productivity and other lower operating costs which, the Company believes, should more than offset these cash expenditures over time. Certain asset write-downs, provisions for pension curtailments and other unusual items totaling $25.6 million will not require the use of cash, or incremental cash, during the next five years.

  The proceeds of the Notes offered hereby, together with borrowings under the Credit Agreement and available cash, will be used (a) to retire (i) $106.8 million aggregate principal amount of the 8.95% Notes, (ii) $75.0 million aggregate principal amount of the 9.35% Notes and (iii) $3.6 million aggregate principal amount of the 8.05% Notes, (b) to repurchase outstanding shares of the Company's Common Stock for an aggregate purchase price of up to $150 million and (c) to pay fees and expenses related to the sale of the Notes offered hereby and the Credit Agreement. See "Use of Proceeds."

  The Company's future interest costs are expected to increase because of the higher outstanding total debt. The Company's quarterly Common Stock dividend was recently reduced from $.17 per share to $.06 per share. This reduction, without giving effect to the intended repurchase of Common Stock, will result in an annual saving of approximately $19.4 million. This saving should more than offset the higher interest cost.

  The Company believes that the amounts to be available under the new Credit Agreement and the proceeds of the sale of the Notes offered hereby, together with cash on hand and cash flows generated from operations, will provide sufficient capital resources to service all debt obligations, fund the share repurchase program and finance working capital, the new lower dividend and capital expenditure requirements in the foreseeable future. See "Selected Financial Data--Supplemental Pro Forma Data" and "Risk Factors--Increased Leverage."

 Capital Expenditures

  Capital expenditures (excluding acquisitions) were $38.3 million during 1993. The majority of the expenditures were for additional manufacturing equipment and an additional production facility in the Electro-mechanical Group to provide expanded production capacity. The 1993 capital spending level is approximately 60% higher than 1992. The Company expects to continue its high level of capital spending in 1994, with special emphasis on the Electro-mechanical Group. The projected 1994 capital expenditures are approximately $37 million, of which $10 million has been rescheduled from 1993.

 Acquisitions

  In 1992, the Company acquired a producer of small electric motors and injection-molded components, a United Kingdom industrial filtration business, an instrument manufacturer located in Germany, and two small product lines for a total of $11.7 million in cash. The motor company acquisition was a factor in the Company's recent decision to form the Technical Motor Division in the Electro-mechanical Group. On March 31, 1993, the Company purchased certain assets of Revere Aerospace Inc. ("Revere"), a United States subsidiary of Dobson Park Industries PLC, for approximately $7 million in cash. Revere is a producer of thermocouple and fiber optic cable assemblies. These acquisitions have complemented the Company's existing businesses and broadened its global marketing efforts.

ENVIRONMENTAL MATTERS

  The Company is subject to environmental laws and regulations, as well as stringent clean-up requirements, and has also been named a potentially responsible party at several sites which are the subject of government-mandated clean-ups. Provisions for environmental clean-up at these sites and other sites were approximately $4.9 million in 1993 ($1.4 million in 1992). While it is not possible to accurately quantify the potential financial impact of actions regarding environmental matters, the Company believes that, based upon past experience and current evaluations, the outcome of these actions is not likely to have a material adverse effect on future results of operations of the Company.

ACCOUNTING STANDARDS RECENTLY ADOPTED

  The Company adopted two Financial Accounting Standards Board ("FASB") Statements in 1991 and 1992. In 1991, the Company adopted the provisions of Statement No. 106 relating to employers' accounting for employee post-retirement benefits other than pensions. The Company only provides limited post-retirement benefits, other than pensions, to certain retirees and a small number of employees. In 1992, the Company adopted the provisions of Statement No. 109 relating to accounting for income taxes. Prior to 1992, the Company followed the provisions of Statement No. 96, Accounting for Income Taxes, which contained substantially the same requirements as Statement No. 109, but which was modified for balance sheet classification of deferred taxes, among other things. The effect of adopting these accounting standards was not material to the Company's consolidated financial statements.

  In November 1992 the FASB issued Statement No. 112 relating to accounting for post-employment benefits. In March 1993, Statement No. 115 relating to accounting for marketable securities was issued. The Company has adopted both of these Statements effective as of January 1, 1994. Adoption of these accounting standards did not have a material effect on the Company's results of operations.

                                   BUSINESS

  Ametek is an international manufacturer of high quality, engineered products for industrial and commercial markets. The Company has a significant market share for many of its products and a leading market share in electric motors for vacuum cleaners and other floor care products, the Company's most significant business. Many of the Company's products have a technological component and are engineered to customer specifications. The Company employs approximately 6,000 individuals and operates 32 manufacturing facilities located in 12 states, as well as in Italy, Denmark, England and Mexico.

  The Company's products are produced and sold worldwide through the Company's Electro-mechanical, Precision Instruments and Industrial Materials Groups. The principal products of each of the Groups include:

  . Electro-mechanical Group--fractional horsepower electric motors and blowers for vacuum cleaners and other floor care products, as well as for furnaces, lawn tools, computer equipment, photocopiers and other applications.

  . Precision Instruments Group--instruments for commercial and military aircraft and engines, devices for measuring, monitoring and controlling industrial manufacturing processes, pressure gauges, and instrumentation for heavy trucks.

  . Industrial Materials Group--specialty metal products for electronics, general industry and consumer goods, water filtration systems, temperature and corrosion resistant materials, plastic compounds for automotive and appliance markets and protective foam wrap for furniture and fruit.

  The Company's business has grown over the years through a combination of acquisitions and internal growth into a diversified manufacturing company serving a wide range of markets. The Company has concentrated on identifying, developing and marketing high quality, technology-based products which hold, or have the potential for gaining, a significant share of one or more niche markets.

  In November 1993, the Company completed a broad strategic review and announced a plan intended to enhance shareholder value over the long term. From an operational point of view, the Company will seek to increase the profitability of its existing businesses through (i) growth and reinvestment, particularly in its electro-mechanical, specialty metal and water filtration operations, (ii) continued emphasis on controlling costs and (iii) an increased focus on foreign sales, especially in the Pacific Rim and Europe, through a combination of direct selling efforts and joint ventures. The Company also intends to pursue strategic acquisitions on a selective basis. In addition, the Company intends to continue its policy of reviewing, from time to time, possible divestitures of existing businesses.

  From a financial point of view, the Company's plan, which takes advantage of the Company's historically strong cash flow, involves repurchasing outstanding shares of its Common Stock for an aggregate purchase price of up to $150 million and refinancing existing debt with the proceeds from the sale of the Notes offered hereby, borrowings under the Credit Agreement and available cash. The resulting increased leverage will reduce the Company's financial and operating flexibility. Accordingly, the plan also calls for a reduction in the quarterly per share dividend rate on the Company's Common Stock from $.17 to $.06 and a decrease in the Company's leverage over time. See "Risk Factors-- Increased Leverage" and "--Ranking."

  The Company also recorded certain after tax charges against earnings of $28.6 million during the fourth quarter of 1993, resulting in aggregate charges of $33.5 million for the year. A substantial portion of these charges relates to the restructuring of several businesses and reflects asset write-downs and other unusual charges against income. The restructuring charges primarily result from actions taken or planned due to the unwillingness of the union at a Precision Instruments facility in Sellersville,

Pennsylvania to agree on wage and work rule concessions requested by the Company necessary to make such operation competitive. These actions include relocating, outsourcing and downsizing various manufacturing functions at this facility. See "Risk Factors--Business Restructuring" and "--Labor Relations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company will also record an extraordinary charge of approximately $13 million (after tax) in 1994 for the early retirement of the Institutional Notes after completion of the sale of the Notes offered hereby and the application of the proceeds thereof.

  The Company classifies its operations into three principal business segments: Electro-mechanical, Precision Instruments, and Industrial Materials. The following table sets forth summary sales and income information for the Company's business segments for the periods indicated:

                                                 YEARS ENDED DECEMBER 31,
                                                ----------------------------
                                                  1991      1992      1993
                                                --------  --------  --------
                                                  (DOLLARS IN THOUSANDS)
NET SALES (1):
 Electro-mechanical...........................  $249,763  $309,556  $280,732
 Precision Instruments........................   309,901   297,025   275,351
 Industrial Materials.........................   155,435   162,969   176,112
                                                --------  --------  --------
 Total net sales..............................  $715,099  $769,550  $732,195
                                                ========  ========  ========
INCOME (LOSS):
 Electro-mechanical...........................  $ 35,363  $ 49,912  $ 35,018
 Precision Instruments........................    32,914    28,045   (30,643)(2)
 Industrial Materials.........................    20,332    22,096    18,284 (3)
                                                --------  --------  --------
 Total segment operating profit (4)...........    88,609   100,053    22,659
 Corporate and other expenses (5).............   (36,231)  (33,334)  (33,856)
                                                --------  --------  --------
 Income (loss) before taxes...................  $ 52,378  $ 66,719  $(11,197)
                                                ========  ========  ========

- --------
(1) After elimination of intersegment sales, which are not significant in amount.
(2) Reflects charges of $47.8 million primarily for resizing and restructuring costs associated with planned work force reductions and those which occurred in 1993, asset write-downs, relocation of product lines and the overall consolidation of the company's aerospace operation and other unusual charges.
(3) Reflects charge of $3.9 million primarily for asset write-downs.
(4) Segment operating profit represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.
(5) Includes unallocated administrative expenses, interest expense and net other income and, in 1993, $2.8 million of restructuring and other unusual charges.

ELECTRO-MECHANICAL GROUP

  Ametek's Electro-mechanical Group ("EMG") is the world's leading supplier of fractional horsepower electric motors and blowers for vacuum cleaners and other floor care products. EMG also manufactures electric motors and blowers for furnaces, lawn tools, photocopiers, computer equipment and other applications. EMG accounted for $280.7 million of the Company's net sales and $35.0 million of the Company's segment operating profit for 1993.

  Through its six plants in the United States, three in Italy and one in Mexico, EMG produced approximately 20 million motors in 1992 and approximately 18 million motors in 1993. Each of these facilities is equipped with efficient state-of-the-art production lines designed to maximize manufacturing flexibility. Because of its high production volume, flexible manufacturing capability and technological know-how, EMG offers its customers cost competitive and custom designed products on a timely basis.

 Floor Care Products

  EMG participates in the production of motors and blowers for the full range of floor care products from the hand held, canister, upright and central vacuums for household use to the more sophisticated vacuum products for commercial and industrial applications.

  EMG's sales have expanded in recent years due to strong sales by vacuum cleaner manufacturers resulting primarily from the proliferation of specialized vacuum products, although sales for 1993 declined because of reduced domestic and European demand for electric motor products and the negative effect of foreign currency translation. New product development and short production lead times are critical to vacuum cleaner manufacturers who face shifting consumer preferences and intense retail competition. Many of EMG's long-standing customer relationships have resulted from EMG's ability to address these concerns. With EMG's flexible manufacturing capacity and established technical expertise, it is able to produce a wide variety of high quality motor products in a short time frame. EMG's involvement with key customers begins in the early stages of their product's design. This allows EMG's technically sophisticated and highly trained sales force to work with its customers in developing product specifications for customized applications in the floor care market.

  In recent years, EMG has also expanded its sales in the floor care industry by marketing its motors to vertically integrated vacuum cleaner manufacturers who elect to curtail or discontinue their own motor production and instead use EMG's motors. By using EMG's motors, vacuum cleaner manufacturers are able to reduce the substantial capital expenditures they would otherwise have to make to maintain their own motor production, with frequent design changes, at acceptable levels.

  EMG's floor care product development activities have recently focused on improving motor-blower cost-performance through advances in power, efficiency and quieter operation. EMG has recently developed a 1200 watt brushless motor blower for high-end floor care applications in commercial vacuum cleaners and central vacuum systems, as well as a new low cost motor designed for export markets with price-sensitive, high volume vacuum applications.

  EMG currently maintains a significant position in the European market for floor care products based on exports from the United States and production from its Italian operations. Two of EMG's plants in Italy are dedicated to producing electric motors for vacuum cleaner manufacturers throughout Western Europe and, to a more limited extent, Eastern Europe. These motors are similar to those produced in the United States.

  EMG believes that its technological and manufacturing know-how, its expertise in product development and its specialized and flexible production capacity provide it with a competitive advantage in the low cost design and manufacture of motors for vacuum cleaners and other air moving devices.

  EMG's business development will seek to capitalize on this competitive advantage through three strategies. First, the Company will continue to participate in the overall growth of the floor care market by responding to the demands created by product proliferation and differentiation. Second, EMG intends to pursue opportunities to increase its sales to additional vertically integrated manufacturers, domestic or foreign, who continue to manufacture some or all of their own motors. EMG believes that it can offer cost and production advantages to these potential customers similar to those it has provided its existing customers. Third, EMG intends to expand its foreign sales volume through direct exports from the United States and joint ventures with local parties, with particular emphasis on the Pacific Rim and Eastern Europe. EMG is currently pursuing joint venture opportunities in each of these regions. In addition, EMG is utilizing its operating base in Italy to pursue additional market opportunities in Eastern Europe and Russia.

  Consistent with its strategy for long term growth, EMG is in the process of increasing its unit production capacity for floor care products by approximately 50%, primarily to meet anticipated growth in customer demand for smaller size motors over the next several years. This is being accomplished primarily by adding new production lines at the existing Graham, North Carolina facility.

 Technical Motor Products

  In order to make greater use of its technological expertise developed in the floor care products area, EMG recently formed its Technical Motor Division to consolidate and expand its production of motors and blowers used in certain non-floor care applications, particularly in the market for brushless motor technology where EMG is seeking to establish a significant position.

  EMG's technical motor products include motors for furnaces, lawn tools, photocopiers, computer equipment, other business machines, medical equipment and evaporative cooling equipment. Its brushless motors, which are free of static charges, are becoming increasingly popular in medical and other applications where flammability is a concern. Recent product developments in this area include the use of EMG's brushless motors in systems designed to assist patients with sleep-breathing disorders, systems which help bedridden patients avoid bedsores and systems to recover gasoline fumes at automotive refueling stations.

  In addition, EMG will begin producing induction motors, which were previously purchased by EMG, for use in conjunction with its blower products. The ability to produce its own induction motors offers EMG new opportunities in the high efficiency furnace, water heating and induction motor pump markets.

  EMG's strategy in its technical motor products is to build a strong position in the global market, especially in Europe where its heating industry customer base is expanding. In 1993, EMG dedicated one of its Italian plants to the manufacture of technical motor products. Through the Company's Singapore sales subsidiary and its Shanghai office, EMG is seeking to build a presence in the Pacific Rim.

  Consistent with its strategy for long term growth, EMG has recently increased its unit production capacity for technical motor products by approximately 25% to meet anticipated growth in customer demand for the next several years by commencing production at its new Rock Creek, North Carolina plant.

 Customers

  Although EMG is not dependent on any single customer such that its loss would have a material adverse effect on its operations, approximately 26.4% of EMG's sales for 1993 were made to its five largest customers.

PRECISION INSTRUMENTS GROUP

  The Precision Instruments Group ("PI") serves a diverse group of markets, the largest of which are the aerospace, pressure gauge, process and refining and heavy-duty truck markets. In many cases, PI has the number one or two position in the niche markets it serves. PI produces cockpit instruments, process monitoring and display systems, process control gas and liquid analyzers, moisture and emissions monitoring systems, force and speed measuring instruments, air and noise monitors, pressure and temperature calibrators, pressure gauges and automotive products. PI accounted for $275.4 million of the Company's net sales and reported a $30.6 million operating loss for 1993, which included charges of $47.8 million for resizing, restructuring and other unusual items.

 Aerospace Products

  PI designs and manufactures cockpit instruments/displays, engine sensors and monitoring systems, fuel/liquid quantity measurement devices and electrical/thermocouple cables for aircraft and aircraft engines. These products record, process and display information for use by flight and ground crews. PI serves all segments of the commercial aerospace industry, including business and commuter aircraft and the commercial airlines, as well as the defense industry. PI's products are also marketed as spares. PI's products are designed to customer specifications and must be certified as meeting stringent operational and reliability requirements.

  PI's strategy in aerospace products is to operate in niche categories where it has a technological or cost advantage. PI believes that its extensive experience and technological expertise in the aerospace field, together with its long-standing relationships with several leading international manufacturers of commercial aircraft, provide it with a competitive advantage. PI was recently selected by Boeing to supply an engine vibration monitoring system for Boeing's new 777 model. Variations of this product will be marketed to other aircraft manufacturers. In addition, PI's strategic effort to expand its product line has recently yielded new orders for an advanced aircraft engine sensor, an advanced cockpit display system featuring active matrix liquid crystal display and a business jet fuel quantity system. In early 1993, PI acquired certain assets of Revere Aerospace Inc., which added a high-performance electrical and optical interconnecting cable business as a complement to its existing product lines.

  As a result of the overall weakness in the aerospace industry, PI sales to the military and commercial OEM aircraft markets declined significantly in 1992 and 1993. In addition, PI's sales of aerospace products for use as spares were reduced significantly as airlines lowered spare parts inventories and utilized excess equipment from surplus aircraft. In response to these conditions, PI embarked on an aggressive program to reduce costs through significant consolidation and downsizing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments." PI also recently restructured and consolidated its management team for all aerospace activities. These actions are designed to enhance PI's long term operating efficiency and profit potential. It is PI's intention to continue to manage its cost structure aggressively and to selectively expand and develop its product lines, with a particular emphasis on the development of advanced technology instruments.

  PI also intends to expand its marketing presence and distribution channels for the aerospace and industrial process control markets in Europe and the Pacific Rim in 1994.

 Industrial Process Control and Pressure Gauge Products

  PI serves the process industry by designing and manufacturing process control products, including gas and liquid analyzers, emission monitors, process annunciators and control room graphic displays. PI serves numerous segments of the process industry, including refining and petrochemical processing and power and steel plants. PI also produces a wide variety of pressure gauge products for numerous industrial and commercial uses. PI has a leading position in many of the niche areas where it competes in the domestic process control market and in the North American pressure gauge market.

  In recent years, domestic market conditions have been, and continue to be, soft due primarily to adverse conditions in the refining and petrochemical industry. These conditions have been affected by environmental regulations which have severely reduced new refinery and petrochemical plant construction and refinery and petrochemical operating rates in the United States.

  PI's business strategy is to concentrate on new markets where it has a technological or cost advantage. PI develops or customizes products around core technologies to meet customer requirements. For example, PI's oxygen and combustion analyzers have a leading market position and are designed to meet customer specific applications. PI has also recently succeeded in marketing one of its aerospace based products, thermocouples, for use with land gas turbines.

  Pressure gauges are produced by PI's U.S. Gauge Division, a leader in the North American pressure gauge market. Pressure gauges are used in a wide variety of industrial and manufacturing processes. The general pressure gauge market has been adversely affected by poor domestic economic conditions and competition from low cost offshore producers. PI has responded to these market conditions by reducing costs and refocusing its domestic manufacturing to concentrate on higher priced pressure gauge applications. In addition, through a distributorship relationship with a Taiwanese company, PI is currently distributing in the United States low cost pressure gauges manufactured in the People's Republic of China, a product segment in which PI is not currently competitive.

 Automotive Products

  PI is the leading domestic producer and supplier of electronic instrument panels and instruments to the heavy truck market and is currently expanding into the agricultural and construction vehicle markets. In recent years, the heavy truck market has been strong. Domestic truck manufacturers have faced a growing demand for more fuel efficient trucks that satisfy applicable air pollution guidelines. PI has participated in this market by working closely with several manufacturers to develop solid state instruments to monitor engine efficiency and emissions. PI's strategy with this product line is to expand into international markets with products similar to those currently produced for United States manufacturers.

 Customers

  Although the Precision Instruments Group is not dependent on any single customer such that its loss would have a material adverse effect on its operations, approximately 28.9% of its 1993 sales were made to its five largest customers.

INDUSTRIAL MATERIALS GROUP

  The Industrial Materials Group ("IMG") manufactures the following principal products: water filtration products, high-purity engineered metals, high-temperature fabrics, compounded plastics and plastic packaging materials. Each of IMG's five businesses is technology-based, stressing mechanical, metallurgical or plastic processing skills. IMG accounted for $176.1 million of the Company's net sales and $18.3 million of the Company's segment operating profit for 1993. IMG consists of five divisions: Plymouth Products, Specialty Metal Products, Haveg, Microfoam and Westchester Plastics.

  IMG's strategic focus is to target niche markets by differentiating its products on the basis of quality, price and/or services and to pursue new product development by exploiting proprietary technologies and specialized manufacturing processes.

  The Plymouth Products Division and a United Kingdom subsidiary produce water filtration products for residential, commercial and industrial uses in the United States and 80 other countries. Plymouth Products sells its products in both the retail and wholesale markets. With its acquisition in late 1992 of the Kleen Plus (R) retail water filter line, Plymouth Products believes it now has the broadest cartridge filtration product line in the world, offering complete water filtration systems, 25 special-purpose filter housings and 60 different replacement cartridges. Plymouth's filter cartridges and housings are used in such diverse applications as water filtration and food and beverage, cosmetics and chemical production. Plymouth's point-of-use drinking water filters are used for the removal of objectionable taste and odor, hazardous chemicals and heavy metals. In addition, Plymouth Products produces a faucet-mounted filter, as well as filters, housings and cartridges for use by plumbing professionals for residential and commercial customers. Because of the widespread concern with the quality of municipal water supplies, Plymouth Products believes it has important growth opportunities in the commercial and industrial markets for water filtration products. The Company has identified the water filtration market as a key opportunity for expansion and, accordingly, has commenced a $4 million plant expansion. This capacity increase is the fifth such expansion in the last 13 years.

  The Specialty Metal Products Division uses its powder metallurgy to produce strip and wire and uses its cladding technologies to make a variety of products with multiple metallurgical properties. Specialty Metal Products sells its products for use in the manufacture of appliances, electronic connectors, rechargeable batteries and TV cathode ray tubes. Its clad metals are used in gourmet cookware and chemical and pressure vessels, and its metal matrix composites are used for thermal management in high power electronic circuits.

  The Haveg Division manufactures products for high temperature applications and highly corrosive environments. Haveg's products are made of silicas, phenolic resins and Teflon (R) (a registered trademark of the DuPont Company). Haveg's silica yarn, which maintains strength and flexibility at high temperatures, is used for protective welding curtains, as a textile replacement for asbestos and as a laminate for printed circuit boards. Two other Haveg products are Flexsil (R), made from Haveg's woven Siltemp (R) fabric and used in foundries to filter molten metal as it is poured into casting molds, and Teflon (R) heat exchangers, used in a number of different industrial applications because of its chemically inert construction and high purity. Additionally, Haveg produces storage tanks and pipes, made of phenolic resins, which are able to withstand highly corrosive environments.

  The Microfoam Division is the world's only producer of a very low density polypropylene foam used primarily for packaging items, such as furniture and agricultural products, that require cushioning, surface protection and insulation. CouchPouch (TM), one of Microfoam's products made from the division's MicroTuff (TM) composite material is stitched into various size bags large enough to protect furniture. Because they are made of pure polypropylene, the products are suitable for reuse and recycling.

  The Westchester Plastics Division is engaged in the toll processing and formulation of plastics compounds, including developing processing techniques that enhance such properties as fire retardance and adhesion. In addition, Westchester Plastics has state-of-the-art twin-screw extruder lines used to produce custom thermoplastics for a variety of industries.

 Customers

  Although IMG is not dependent on any single customer such that its loss would have a material adverse effect on its operations, approximately 13.1% of IMG's sales for 1993 were made to its five largest customers.

FOREIGN OPERATIONS

  In response to increasing globalization of the world economy and perceived opportunities for growth, the Company has expanded over the past several years its foreign sales and operations. International sales, as a percentage of total consolidated sales, amounted to 27.7% in 1993. This expansion has resulted from a combination of increasing export sales of products manufactured in the United States and overseas acquisitions and strategic alliances.

  Ametek's strategy for growth in global markets is driven by requirements for global cost-competitiveness and especially by economic growth in the Pacific Rim. Ametek Singapore Private, Ltd. was established as a regional headquarters to enable the Company to locate more favorable supply arrangements and to expand its product sales throughout the Pacific Rim.

  International operations of the Company are subject to certain risks which are inherent in conducting business outside the United States, such as fluctuation in currency exchange rates and controls, restrictions on the movement of funds, import and export controls, and other economic, political and regulatory policies of the countries in which business is conducted. See "Risk Factors--Risks Associated with International Operations."

  The following table sets forth summary sales information by geographic area for the periods indicated:

                                 YEARS ENDED DECEMBER 31,
                          ----------------------------------------
                              1991          1992          1993
                          ------------  ------------  ------------
                             $      %      $      %      $      %
                          -------- ---  -------- ---  -------- ---
                                          (DOLLARS IN THOUSANDS)
SALES
Europe..................  $157,990  22% $178,243  23% $147,209  20%
Other foreign...........    53,854   8    55,496   7    55,730   8
                          -------- ---  -------- ---  -------- ---
Total international (1).   211,844  30   233,739  30   202,939  28
Domestic................   503,255  70   535,811  70   529,256  72
                          -------- ---  -------- ---  -------- ---
Total Consolidated......  $715,099 100% $769,550 100% $732,195 100%
                          ======== ===  ======== ===  ======== ===
- --------
(1) Total international consists of:
 Foreign operations.....  $100,209  14% $114,436  15% $ 97,260  13%
 Exports................   111,635  16   119,303  15   105,679  15
                          -------- ---  -------- ---  -------- ---
 Total international....  $211,844  30% $233,739  30% $202,939  28%
                          ======== ===  ======== ===  ======== ===

MARKETING

  Generally, the Company's marketing efforts are organized and carried out at the divisional level. However, a few functions are centralized at the corporate level for reasons of cost and efficiency.

  Given the basic similarity of its various products, its significant market share worldwide and the technical nature of its products, EMG conducts most of its domestic and international marketing activities through its highly trained and technically sophisticated direct sales force. EMG makes limited use of sales agents in those foreign countries where its sales activity is relatively low.

  Because of their relatively diverse product lines, both PI and IMG make significant use of distributors and sales agents in the marketing efforts of most of their divisions. With its specialized customer base of aircraft manufacturers and airlines, PI's aerospace division relies primarily on its direct selling efforts.

COMPETITION

  Generally, most markets in which the Company operates are highly competitive. The principal elements of competition for the products manufactured in each of the Company's business segments are price, product features, distribution, quality and service.

  The primary competition in the United States in the floor care market is from a few competitors, each of which has a smaller market share but is part of a company which is larger and has greater resources than Ametek. Additional competition could come from vertically integrated manufacturers of floor care products which produce their own motors and blowers. In Europe, competition is from a small group of very large competitors and numerous small competitors.

  In the markets served by the Precision Instruments Group, the Company believes that it is one of the world's largest pressure gauge manufacturers and a leading producer of annunciator systems. The Company also ranks among the top ten producers of certain measuring and control instruments in the United States. It is one of the leading instrument and sensor suppliers, with a broad product offering in both the military and commercial aviation industries. As a result of the continuing decline in demand for aircraft instruments and engine sensors due to the consolidation and deregulation of the airline industry and reduced military spending, competition is strong and is expected to intensify with respect to certain of the products in the aerospace markets. In the pressure gauge and automotive markets served by PI, there are a limited number of companies competing on price and technology. With respect to process measurement and control niche markets, there are numerous competitors in each niche competing, for the most part, on the basis of product quality and innovation.

  Many of the products sold by the Industrial Materials Group are made by few competitors and competition is mainly from producers of substitute materials. The Company's Westchester Plastics division is one of the nation's largest independent plastics compounders. In this market, the Company's competition is from other independent toll compounders and those customers which have similar compounding capabilities. Plymouth Products is one of the major suppliers of household water filtration systems, a market in which it has numerous competitors. In the industrial and commercial filtration markets which Plymouth Products serves, it does not have a major market share and faces competition from numerous sources.

BACKLOG AND SEASONAL VARIATIONS OF BUSINESS

  The Company's approximate backlog of unfilled orders at the dates specified by business segment was as follows:

                                                            DECEMBER 31,
                                                        --------------------
                                                         1991   1992   1993
                                                        ------ ------ ------
                                                         (DOLLARS IN MILLIONS)
     Electro-mechanical................................ $ 79.8 $ 80.8 $ 66.0
     Precision Instruments.............................  170.8  137.3  121.8
     Industrial Materials..............................   24.4   22.8   24.8
                                                        ------ ------ ------
         Total......................................... $275.0 $240.9 $212.6
                                                        ====== ====== ======

  Of the total backlog of unfilled orders at December 31, 1993, approximately 88% is expected to be shipped by December 31, 1994.

  The Company believes that neither its business as a whole nor any of its business segments is subject to significant seasonal variations, although certain individual operations experience some seasonal variability.

RESEARCH AND DEVELOPMENT

  Notwithstanding the recent economic recession, the Company continues to be committed to appropriate research and development activities designed to identify and develop potential new and improved products. Company-funded research and development costs were $15.1 million for 1993. Research activities are conducted by the various businesses of the Company in the areas in which they operate.

ENVIRONMENTAL COMPLIANCE

  The Company is subject to environmental laws and regulations. The Company has been named as a potentially responsible party at several sites which are the subject of government-mandated clean-ups. Provisions for environmental clean-up at these sites and other sites were approximately $1.4 million in 1992 and approximately $4.9 million in 1993. Additional charges for these purposes may be required in the future. It is not possible to accurately quantify the potential financial impact of future environmental matters, laws and regulations and there can be no assurance that such matters will not have a material adverse effect on the Company. However, based upon past experience and current evaluations, the Company believes that the costs of environmental compliance are not likely to have a material adverse effect on results of operations of the Company. See "Risk Factors--Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PATENTS, LICENSES AND TRADEMARKS

  The Company owns numerous unexpired United States patents, United States design patents and foreign patents, including counterparts of its more important United States patents, in the major industrial countries of the world. The Company is a licensor or licensee under patent agreements of various types and its products are marketed under various registered United States and foreign trademarks and trade names. However, the Company does not consider any single patent or trademark, or any group thereof, essential to its business as a whole, or to any of its business segments. The annual royalties received or paid under license agreements are not significant to any single business segment or to the Company's overall operations.

EMPLOYEES

  At December 31, 1993, the Company employed approximately 6,000 individuals, of whom approximately 2,400 are covered by collective bargaining agreements.

  Ametek believes its relations with employees and their unions are generally good. Recently, Ametek requested the union at its U.S. Gauge operation in Sellersville, Pennsylvania to reopen existing labor agreements for the purpose of considering wage concessions and work rule changes. The union has not been willing to accept these changes. Accordingly, the Company has announced its intention to move certain of its operations at Sellersville to another location. See "Risk Factors--Business Restructuring" and "--Labor Relations."

PROPERTIES

  The Company has 32 plant facilities in 12 states and five foreign countries. Of these facilities, 26 are owned by the Company and six are leased. The properties owned by the Company consist of approximately 441 acres in total, of which approximately 3,447,000 square feet are under roof. Under lease is a total of approximately 413,000 square feet. The leases expire over a range of years from 1994 to 1999 with renewal options for varying terms contained in most of the leases. The Company also has an idle facility and certain parcels of land available for sale. The Company's executive offices in Paoli, Pennsylvania occupy approximately 32,000 square feet under a lease which will expire in 1997. Additional offices of the Company in New York City occupy approximately 4,000 square feet under a lease which will expire in 1996.

  The Company's machinery, plants and offices are in satisfactory operating condition and are adequate for the uses to which they are put. The operating facilities of the Company by business segment are summarized in the following table:

                               NUMBER OF FACILITIES     SQUARE FEET UNDER ROOF
                               ----------------------   ------------------------
                                 OWNED       LEASED        OWNED       LEASED
                               ----------  ----------   ------------ -----------
     Electro-mechanical.......           9           1     1,143,000     66,000
     Precision Instruments....           8           5       856,000    347,000
     Industrial Materials.....           9           -     1,448,000        --
                                ----------  ----------  ------------ ----------
         Total................          26           6     3,447,000    413,000
                                ==========  ==========  ============ ==========

                             THE CREDIT AGREEMENT

  At or prior to the completion of the sale of the Notes offered hereby, the Company will enter into a definitive $250 million Credit Agreement with The Chase Manhattan Bank, N.A. ("Chase") and one or more other lenders (together with Chase, the "Banks") for which Chase will act as lead agent (in such capacity, the "Agent"). The Credit Agreement is intended to provide the Company with senior bank financing sufficient to finance, together with available cash, the Company's repayment of the Institutional Notes and repurchases of Common Stock and to provide working capital for general corporate purposes.

  The Credit Agreement will provide for up to $125 million of availability under a Term Loan Facility (the "Term Loan Facility") and up to $125 million of availability under a Revolving Credit Facility (the "Revolving Credit Facility"). Set forth below is a summary of the material terms of the proposed Credit Agreement. The summary is subject to and qualified by reference to all of the provisions of the definitive Credit Agreement, which will be in substantially the form of the draft Credit Agreement filed as an exhibit to the Registration Statement of which this prospectus forms a part.

  Borrowings under the Revolving Credit Facility will not exceed a borrowing base equal to 85% of Eligible Receivables and 50% of FIFO-calculated Eligible Inventory, as such terms are to be defined in the Credit Agreement. Up to $30 million of the Revolving Credit Facility will be available for the issuance of Letters of Credit to support obligations of the Company. Each of the Company's domestic subsidiaries will guarantee the obligations under the Credit Agreement.

  The loans under the Term Loan Facility (the "Term Loans") may be incurred in not more than three drawings on the date of the initial borrowing under the Credit Agreement (the "Closing Date") and within 90 days thereafter. The Term Loans will mature seven years from the Closing Date and be subject to an amortization payment of $2.975 million on May 31, 1994 and equal semi-annual amortization payments of $8.925 million on each November 30 and May 31 thereafter to and including November 30, 2000, with the balance of $6.0 million becoming due at maturity. Amounts repaid on the Term Loans may not be reborrowed.

  The loans under the Revolving Credit Facility (the "Revolving Loans") may be borrowed, repaid and reborrowed at any time during the period of five years from the Closing Date (the "Revolving Credit Final Maturity"), subject to satisfaction of certain conditions on the date of any such borrowing, and must be repaid in full at, and all Letters of Credit will be terminated prior to, the Revolving Credit Final Maturity.

  The Term Loans and the Revolving Loans will bear interest either (i) at the Base Rate, as defined below, plus the applicable Interest Margin, as defined below, payable quarterly in arrears (the "Base Rate Option") or (ii) subject to certain limitations, at an annual rate equal to the London Interbank Offered Rate ("LIBOR") as determined by the Agent for the corresponding deposits of United States Dollars plus the applicable Interest Margin, payable at the end of each Interest Period, as defined below, or quarterly, whichever is earlier (the "LIBOR Option"). In either case, interest will be calculated on the basis of the actual number of days elapsed in a year of 360 days. Interest under the LIBOR Option will be determined for periods ("Interest Periods") of one, two, three or six months, as selected by the Company. The Base Rate is defined as the higher of the Federal Funds Effective Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1%, or the prime commercial lending rate of Chase, as announced from time to time. The applicable Interest Margin will be as follows: 1% for a Term Loan at the Base Rate Option and 2% for a Term Loan at the LIBOR Option; and .75% for Revolving Loans at the Base Rate Option and 1.75% for Revolving Loans at the LIBOR Option. Interest Margins will be subject to adjustment after the first anniversary of the Closing Date resulting in possible reductions of up to 1% and increases of up to .25% based on specified changes in the credit ratings assigned to the Company's senior long term unsecured debt by Standard & Poor's and Moody's Investors Service, Inc.

  The Credit Agreement will provide for the payment of commitment fees of 3/8 of 1% per annum on the unused amounts of the Term Loan Facility in the 90 day period following the Closing Date and on the unused amounts of the Revolving Credit Facility payable quarterly in arrears (calculated on the basis of actual days elapsed in a year of 360 days), and Letter of Credit fees equal to the per annum rate of the then applicable Interest Margin for LIBOR Option Revolving Loans on aggregate outstanding stated amounts thereof, plus a fee for the bank issuing the Letter of Credit, plus customary issuance and drawing charges.

  Borrowings under the Credit Agreement will be mandatorily prepayable in an amount equal to (a) 75% of the net cash proceeds received from the sale or other disposition of all or, subject to certain permitted exceptions to be set forth in the Credit Agreement, any part of the assets of the Company or any subsidiary of the Company, (b) 50% of the net cash proceeds received from the issuance of equity securities (subject to certain exceptions) and 75% of the net cash proceeds from the issuance of certain debt securities, (c) 75% of net property insurance proceeds and of net proceeds of pension plan reversions (to the extent not reinvested as permitted by the Credit Agreement) and (d) for each fiscal year of the Company, an amount equal to 75% of Excess Cash Flow (as defined in the Credit Agreement). Such mandatory prepayments will, subject to certain permitted exceptions, be applied as follows: (i) first, to repay outstanding Term Loans, pro rata among the remaining installments thereof and
(ii) second, to reduce permanently the Banks' commitments under the Revolving Credit Facility (provided that a prepayment of Revolving Loans pursuant to this clause (ii) as a result of Excess Cash Flow will not reduce commitments under the Revolving Credit Facility and provided further that in no event shall any mandatory prepayments reduce the Banks' commitment under the Revolving Credit Facility to less than $100 million) and/or cash collateralized Letters of Credit. The balance of such proceeds and Excess Cash Flow not so required to be applied will be available to the Company for general corporate purposes. In addition, outstanding loans and Letters of Credit under the Credit Agreement will be required to be prepaid (and/or cash collateralized in the case of Letters of Credit) under certain other circumstances set forth in the Credit Agreement.

  Borrowings under the Credit Agreement may be voluntarily prepaid, in whole or in part, with prior notice but without premium or penalty, subject to limitations as to the minimum amounts of prepayments, except that prepayments of LIBOR Option loans will only be permitted on the last day of an Interest Period applicable thereto. All voluntary prepayments of Term Loans shall apply pro rata among the remaining principal installments thereof.

  Borrowings under the Credit Agreement will be secured by (i) pledges of all capital stock of, and intercompany notes issued by, the Company's subsidiaries and (ii) perfected first priority security interests in all other assets (including capital stock) owned by the Company and the subsidiaries that are guarantors under the Credit Agreement subject to certain de minimis and other exceptions, to be set forth in the Credit Agreement. If the Company obtains credit ratings for its senior long-term unsecured debt assigned by Standard & Poor's of BBB+ or above and by Moody's Investors Service, Inc. of Baa1 or above (a "Prime Rating"), all of the foregoing security will be released, although a covenant restricting liens, among others, will be retained, subject to an exception for liens on certain foreign assets.

  The Credit Agreement will contain affirmative and negative covenants customary for transactions of this nature, including, but not limited to: (i) limitations on capital distributions, including dividends, distributions and advances; (ii) limitations on transactions with affiliates; (iii) limitations on the sale or purchase of assets (subject to certain permitted exceptions) and fundamental changes in its business;

(iv) restrictions on mergers, acquisitions, investments and other related transactions (subject to certain permitted exceptions); (v) restrictions on capital expenditures, with certain exceptions; (vi) incurrence of indebtedness (including contingent obligations); (vii) restrictions on liens; and (viii) requirements for obtaining interest rate protection in certain amounts. Upon reaching a "Prime Rating," various of the foregoing restrictions will be eliminated. The terms of the Credit Agreement will also require the Company to maintain financial covenants as follows: (i) maintaining a Fixed Charge Coverage Ratio (generally defined as (a) consolidated EBITDA divided by (b) the sum of cash interest expense, cash income taxes, cash capital expenditures and the scheduled principal payments on indebtedness) of not less than 1.0 to 1 for the quarter ending June 30, 1994, the six months ending September 30, 1994, the nine months ending December 31, 1994 and the four consecutive quarters ending March 31, 1995 and June 30, 1995 and increasing to 1.1 to 1 for any period of four consecutive quarters ending September 30, 1995 and thereafter to June 30, 1996 and to 1.2 to 1 for any period of four consecutive quarters ending September 30, 1996 and thereafter; (ii) maintaining a Leverage Ratio (generally defined as (a) consolidated indebtedness divided by (b) consolidated indebtedness plus adjusted consolidated net worth) of not greater than 0.625 to 1 for the quarter ending June 30, 1994 and each quarter thereafter to June 30, 1995, declining to 0.6 to 1 for the quarter ending September 30, 1995 and each quarter thereafter to March 31, 1996, 0.55 to 1 for the quarter ending June 30, 1996 and each quarter thereafter to December 31, 1996, 0.5 to 1 for the quarter ending March 31, 1997 and each quarter thereafter to September 30, 1997 and 0.45 to 1 for the quarter ending December 31, 1997 and each quarter thereafter to the seventh anniversary of the Closing Date; and (iii) maintaining a minimum Interest Coverage Ratio (generally defined as (a) consolidated EBITDA less capital expenditures divided by (b) total cash interest expense, net of total cash interest income) of not less than 2.7 to 1 for the quarter ending June 30, 1994, increasing to 3.0 to 1 for the six months ending September 30, 1994, the nine months ending December 31, 1994 and the four consecutive quarters ending March 31, 1995 and 3.5 to 1 for any period of four consecutive quarters ending June 30, 1995 and thereafter.

  Events of Default under the Credit Agreement will include, without limitation: (i) payment defaults; (ii) misrepresentations; (iii) covenant defaults; (iv) bankruptcy; (v) ERISA defaults; (vi) certain judgments; (vii) a Change of Control (as defined in the Credit Agreement); and (viii) material cross defaults, subject, in certain cases, to notice and grace period provisions. An Event of Default may result in the immediate termination of all commitments under the Credit Agreement, the acceleration of the principal of and any accrued interest on all loans and notes and obligations under the Credit Agreement, the termination of all Letters of Credit and the reimbursement by the Company with respect to all outstanding Letters of Credit. For purposes of the Credit Agreement, a "Change of Control" shall be defined as meaning (a) the occurrence of any "change of control" or similar event under the Notes offered hereby or any other agreements governing or evidencing debt of the Company or any of its subsidiaries or (b) any Person or group (as such term is defined in Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended) acquiring, directly or indirectly, beneficial ownership (as such term is defined in Rule 13d-3 promulgated under said Act) of 35% or more of the outstanding voting stock of the Company.

  The obligation to fund the Credit Agreement is subject to certain conditions, including, without limitation, the execution and delivery of satisfactory definitive documentation, the absence of any material adverse change in the financial markets generally or in the business, property, assets, liabilities or condition (financial or otherwise) of the Company or of the Company and its subsidiaries taken as a whole, the absence of competing transactions sponsored by, or on behalf of, the Company or any of its subsidiaries in the loan syndication market and certain other matters.

                                  MANAGEMENT

  The following table sets forth certain information regarding the Directors and executive officers of the Company:

           NAME            AGE      POSITIONS AND OFFICES WITH THE COMPANY
           ----            ---      --------------------------------------
Walter E. Blankley........  58 Chairman of the Board and Chief Executive Officer
Roger K. Derr.............  62 Executive Vice President--Chief Operating Officer
Allan Kornfeld............  56 Executive Vice President--Chief Financial Officer
Murray A. Luftglass.......  62 Senior Vice President--Corporate Development
Peter A. Guercio..........  65 Group Vice President
Frank S. Hermance.........  45 Group Vice President
George E. Marsinek........  56 Group Vice President
John J. Molinelli.........  47 Vice President and Comptroller
Deirdre D. Saunders.......  46 Treasurer and Assistant Secretary
Robert W. Yannarell.......  60 Secretary
Lewis G. Cole.............  63 Director
Helmut N. Friedlaender....  80 Director
Sheldon S. Gordon.........  58 Director
Charles D. Klein..........  55 Director
David P. Steinmann........  52 Director
Elizabeth R. Varet........  50 Director

  WALTER E. BLANKLEY has been Chairman of the Board since April 1993. He was elected a Director and the President and Chief Executive Officer of the Company in April 1990. Mr. Blankley had served as a Senior Vice President since 1982. He was elected a Vice President of Ametek in 1971. Mr. Blankley was appointed General Manager of the Company's precision spring business in 1966, six years after joining Ametek in 1960. Mr. Blankley was also elected a Director of AMCAST Industrial Corporation in February 1994.

  ROGER K. DERR has been Executive Vice President--Chief Operating Officer since April 1990. He had served as a Senior Vice President of Ametek since 1982. Mr. Derr was elected a Group Vice President in 1978 and a Vice President in 1972. He was named General Manager of the Company's electric motor business in 1970, having joined Ametek in 1958.

  ALLAN KORNFELD has been Executive Vice President--Chief Financial Officer since April 1990. He has been Chief Financial Officer of Ametek since April 1986. Mr. Kornfeld was elected a Senior Vice President in 1984 and a Vice President in 1982. He joined Ametek in 1975 as Comptroller.

  MURRAY A. LUFTGLASS has been Senior Vice President--Corporate Development since May 1984. He was elected Vice President--Corporate Development in 1976. Mr. Luftglass joined the Company's Westchester Plastics business in 1969.

  PETER A. GUERCIO has been a Group Vice President since April 1990. He was elected a Vice President of Ametek in 1989. Mr. Guercio joined the Company in 1988 as General Manager of Specialty Metal Products, a business that Ametek acquired from Pfizer Inc. He had managed Specialty Metal Products since 1963.

  FRANK S. HERMANCE joined the Company as a Group Vice President in November 1990. Previously he worked for Tektronix, Inc. and Taylor Instrument Company.

  GEORGE E. MARSINEK has been a Group Vice President since April 1990. He was elected a Vice President in 1988. Mr. Marsinek was appointed General Manager of Ametek's electric motor business in 1988, having joined the Company in 1964.

  JOHN J. MOLINELLI has served as a Vice President and Comptroller of Ametek since April 1993. He was elected Comptroller in 1991 and General Auditor in 1989. Mr. Molinelli was appointed Director of the Company's Internal Audit group in 1986, having joined Ametek in 1969.

  DEIRDRE D. SAUNDERS has served as Treasurer and Assistant Secretary since April 1993. Ms. Saunders joined Ametek in 1987 as Assistant Treasurer. Previously she served in financial and treasury positions with Exide Corporation and Buckeye Pipe Line Company.

  ROBERT W. YANNARELL has served as Secretary of the Company since April 1993. He was elected Treasurer and Assistant Secretary in 1987. Mr. Yannarell was appointed Director of Ametek's Internal Audit group in 1979, having joined the Company in 1955.

  LEWIS G. COLE has been a Director since 1987. He is a member of Stroock & Stroock & Lavan, which he joined in 1958.

  HELMUT N. FRIEDLAENDER has been a Director since 1955. He is a private investor. Mr. Friedlaender was a financial adviser to Mr. William Rosenwald and his family and a director of American Securities Corporation.

  SHELDON S. GORDON has been a Director since 1989. Mr. Gordon has been a General Partner of The Blackstone Group and Chairman of Blackstone Europe since 1991. He is a Director of Anangel-American Shipholdings Ltd., and The New York Eye & Ear Infirmary and was formerly Chairman and Chief Executive Officer of Stamford Capital Group and a Director of American Express Bank Ltd.

  CHARLES D. KLEIN has been a Director since 1980. Since 1987, Mr. Klein has been a financial adviser to Mr. William Rosenwald and his family and a director of American Securities Corporation.

  DAVID P. STEINMANN has been a Director since 1993. He is an executive officer of American Securities Corporation. Mr. Steinmann is Chief Administrative Officer of the organization responsible for management of the investment and philanthropic activities of the William Rosenwald family.

  ELIZABETH R. VARET has been a Director since 1987. Ms. Varet is Chief Executive Officer of the organization responsible for management of the investment and philanthropic activities of the William Rosenwald family.

                           DESCRIPTION OF THE NOTES

  The Notes are to be issued under an Indenture, to be dated as of March 15, 1994 (the "Indenture"), between the Company and Corestates Bank, N.A., as Trustee (the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definition of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. Unless otherwise indicated, references under this caption to sections, "(S)" or articles are references to the Indenture which has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Notes will be unsecured obligations of the Company, will be limited to
$150 million aggregate principal amount and will mature on              ,
2004. The Notes will bear interest at the rate per annum shown on the front
cover of this Prospectus from              , 1994 or from the most recent
Interest Payment Date to which interest has been paid or provided for, payable
semi-annually on               and               of each year, commencing
             , 1994, to the Person in whose name the Note (or any predecessor
Note) is registered at the close of business on the preceding               or
             , as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. ((S)(S) 301, 307 and 310) Principal of and premium, if any, and interest on the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, the City of New York, provided that at the option of the Company, payment of interest on the Notes may be made by check mailed to the address of the Person entitled thereto as it appears in the Note Register. ((S)(S) 310, 305 and 1002)

  The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. ((S) 301) No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. ((S) 305)

  Initially, the Trustee will act as Paying Agent and Registrar. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar. ((S) 305)

REDEMPTION
  The Notes will be subject to redemption, at the option of the Company, in
whole or in part, at any time on or after              , 1999 and prior to
maturity, upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at his address appearing in the Note Register, in amounts of $1,000 or an integral multiple of $1,000, at the following Redemption Prices (expressed as percentages of principal amount) plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed
during the 12-month period beginning               of the years indicated:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      1999...........................................................        %
      2000...........................................................        %
      2001 and thereafter............................................   100.0%

  If less than all the Notes are to be redeemed, the Trustee shall select, in such manner as it shall deem fair and appropriate, the particular Notes to be redeemed or any portion thereof that is an integral multiple of $1,000. ((S)(S) 203, 1101, 1104, 1105 and 1107)

  The Notes will not have the benefit of any sinking fund obligations.

COVENANTS

  The Indenture contains, among others, the following covenants:

 Limitation on Company Debt

  The Company may not Incur any Debt unless after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, the Consolidated Cash Flow Ratio of the Company for the last four full fiscal quarters for which quarterly or annual financial statements are available next preceding the Incurrence of such Debt, calculated on a pro forma basis as if such Indebtedness had been Incurred at the beginning of such four full fiscal quarters, would be greater than 2.5 to 1.

  Notwithstanding the foregoing limitation, the Company may Incur the following: (i) Debt under the Credit Agreement in an aggregate principal amount at any one time not to exceed $250 million, less principal payments actually made by the Company on any term Debt facility under the Credit Agreement (other than principal payments made in connection with or pursuant to a refinancing or refunding of the Credit Agreement), and any renewal, refinancing, refunding or extension thereof in an amount which, together with any amount remaining outstanding or available under the Credit Agreement immediately after such renewal, refinancing, refunding or extension does not exceed the sum of (x) the amount outstanding under the Term Debt Facilities and (y) the amount outstanding or available under the Revolving Credit Facilities immediately prior to such renewal, refinancing, refunding or extension, plus the amount of any premium required to be paid in connection with such renewal, refinancing, refunding or extension pursuant to the terms of the Debt renewed, refinanced, refunded or extended and the expenses of the Company Incurred in connection with such renewal, refinancing, refunding or extension; (ii) Debt owed by the Company to any Wholly Owned Subsidiary of the Company; provided, however, that upon either (x) the transfer or other disposition by such Wholly Owned Subsidiary of any Debt so permitted to a Person other than the Company or another Wholly Owned Subsidiary of the Company or (y) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Wholly Owned Subsidiary to a Person other than the Company or another such Wholly Owned Subsidiary, the provisions of this Clause (ii) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition; (iii) Debt in respect of letters of credit issued in the ordinary course of the Company's business not to exceed $15 million at any one time outstanding; (iv) Debt under any Interest Rate, Currency or Commodity Protection Agreements; (v) renewals, refinancings, refundings or extensions of any outstanding Debt Incurred in compliance with the provisions of the Indenture described in the first paragraph of "Limitation on Company Debt" above or of the Notes; provided, however, that such Debt does not exceed the principal amount of Debt so renewed, refinanced, refunded or extended plus the amount of any premium required to be paid in connection with such renewal, refinancing, refunding or extension pursuant to the terms of the Debt renewed, refinanced, refunded or extended and the expenses of the Company Incurred in connection with such renewal, refinancing, refunding or extension; and provided further, that Debt the proceeds of which are used to renew, refinance, refund or extend Debt which is pari passu to the Notes or Debt which is subordinate in right of payment to the Notes shall only be permitted if (A) in the case of any renewal, refinancing, refunding or extension of Debt which is pari passu to the Notes, the renewal, refinancing, refunding or extension Debt is made pari passu to the Notes or subordinated to the Notes, and, in the case of any renewal, refinancing, refunding or extension of Debt which is subordinated to the Notes, the renewal, refinancing, refunding or extension Debt constitutes Subordinated Debt and (B) in either case, the renewal, refinancing, refunding or extension Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued,
(x) does not provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events of circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon any event of default thereunder), in each case prior to the stated maturity of the Debt being refinanced or refunded and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such debt at the option of the holder thereof prior to the final stated maturity of the Debt being refinanced or refunded, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon the change of control of the Company pursuant to provisions substantially similar to those described under "Change of Control"; (vi) Debt consisting of borrowings against the cash value of Corporate Owned Life Insurance Policies; and (vii) Debt not otherwise permitted to be Incurred pursuant to clauses (i) through (vi) above (which Debt may be incurred under the Credit Agreement), which, together with any other outstanding Debt Incurred pursuant to this Clause (vii), has an aggregate principal amount not in excess of $35 million at any time outstanding. ((S) 1008)

 Limitation on Debt and Preferred Stock of Subsidiaries

  The Company may not permit any Subsidiary of the Company to Incur or suffer to exist any Debt or issue any Preferred Stock except: (i) Debt or Preferred Stock outstanding on the date of the Indenture; (ii) Guarantees of Debt of the Company under the Credit Agreement and any renewal, refinancing, refunding or extension thereof permitted by the provisions of the Indenture described in Clause (i) under "Limitation on Company Debt"; (iii) Debt of a Foreign Subsidiary Incurred solely to fund such Foreign Subsidiary's working capital requirements which, together with any other outstanding Debt of such Foreign Subsidiary Incurred pursuant to this Clause (iii), has an aggregate principal amount not in excess of the greater of $20 million or 65% of the aggregate book value of receivables and inventories of such Foreign Subsidiary at the time of Incurrence of such Debt; (iv) Debt Incurred or Preferred Stock issued to and held by the Company or a Wholly Owned Subsidiary of the Company; provided, however, that upon either (x) the transfer or other disposition by the Company or such Wholly Owned Subsidiary of any Debt so permitted to a Person other than the Company or another Wholly Owned Subsidiary of the Company or (y) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Wholly Owned Subsidiary to a Person other than the Company or another such Wholly Owned Subsidiary, the provisions of this Clause (iv) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition; (v) Debt Incurred or Preferred Stock issued by a Person prior to the time (A) such Person became a Subsidiary of the Company, (B) such Person merges into or consolidates with a Subsidiary of the Company or (C) another Subsidiary of the Company merges into or consolidates with such Person (in a transaction in which such Person becomes a Subsidiary of the Company), which Debt or Preferred Stock was not Incurred or issued in anticipation of such transaction and was outstanding prior to such transaction; provided, however, that the Company would be permitted to Incur such Debt pursuant to the provisions of the Indenture described in the first paragraph of "Limitation on Company Debt" above; (vi) Debt secured by a Lien on real or personal property or improvements thereon which Debt (a) constitutes all or a part of the purchase price of such property or the cost of construction or improvement of such property or (b) is Incurred prior to, at the time of or within 270 days after the acquisition of such property for the purpose of financing all or any part of the purchase price or the cost of construction or improvement thereof and which property was not owned by the Company and/or any Subsidiary of the Company prior to such acquisition; provided, however, the Debt so secured does not exceed the purchase price, or the cost of construction or improvement, of such property and provided, further, that the Company would be permitted to Incur such Debt pursuant to the provisions of the Indenture described in the first paragraph of "Limitation on Company Debt" above; (vii) Guarantees of Debt Incurred pursuant to Clause (vii) of "Limitation on Company Debt" above;
(viii) Debt under any Interest Rate, Currency or Commodity Protection Agreement; (ix) Guarantees of Debt under an Interest Rate Protection Agreement Incurred pursuant to Clause (iv) of "Limitation on Company Debt" above, provided, however that the Debt which is being hedged by such

Interest Rate Protection Agreement is Guaranteed by a Subsidiary of the Company; and (x) Debt or Preferred Stock which is exchanged for, or the proceeds of which are used to refinance or refund, any Debt or Preferred Stock permitted to be outstanding pursuant to Clauses (v) and (vi) hereof (or any extension or renewal thereof), in an aggregate principal amount, in the case of Debt, or liquidation preference, in the case of Preferred Stock, not to exceed the principal amount or liquidation preference of the Debt or Preferred Stock, respectively, so exchanged, refinanced or refunded plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced and the expenses of the Company or such Subsidiary Incurred in connection with such refinancing and provided such refinancing or refunding Debt or Preferred Stock by its terms, or by the terms of any agreement or instrument pursuant to which such Debt or Preferred Stock is issued, (x) does not provide for payments of principal or liquidation value at the stated maturity of such Debt or Preferred Stock or by way of a sinking fund applicable to such Debt or Preferred Stock or by way of any mandatory redemption, defeasance, retirement or repurchase of such Debt or Preferred Stock by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the stated maturity of the Debt or Preferred Stock being refinanced or refunded and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such Debt or Preferred Stock at the option of the holder thereof prior to the stated maturity of the Debt or Preferred Stock being refinanced or refunded, other than a redemption or other retirement at the option of the holder of such Debt or Preferred Stock (including pursuant to an offer to purchase made by the Company) which is conditioned upon the change of control of the Company pursuant to provisions substantially similar to those contained in the Indenture described under "Change of Control".
((S) 1009)

 Limitation on Restricted Payments

  The Company (i) may not, directly or indirectly, declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders thereof, excluding any dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Disqualified Stock), (ii) may not, and may not permit any Subsidiary to, purchase, redeem, or otherwise retire or acquire for value (a) any Capital Stock of the Company or any Related Person of the Company or (b) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any Related Person of the Company or any securities convertible or exchangeable into shares of Capital Stock of the Company or any Related Person of the Company,
(iii) may not make, or permit any Subsidiary to make, any Investment (other than a Permitted Investment) in, or payment on a Guarantee of any obligation of, any Unrestricted Subsidiary or any other Person (other than (x) the Company, (y) a Subsidiary of the Company (or a Person that becomes a Subsidiary as a result of such Investment) or (z) any other Affiliate of the Company which is not a Related Person of the Company (or a Person that becomes an Affiliate as a result of such Investment)), and (iv) may not, and may not permit any Subsidiary to, redeem, defease, repurchase, retire or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment Debt of the Company which is subordinate in right of payment to the Notes (each of clauses (i) through (iv) being a "Restricted Payment") if: (1) an Event of Default, or an event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing, or (2) upon giving effect to such Restricted Payment, the Company could not Incur at least $1.00 of additional Debt pursuant to the terms of the Indenture described in the first paragraph of "Limitation on Company Debt" above, or (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from the date of the Indenture exceeds the sum of: (a) 50% of cumulative Consolidated Net Income (or, in the case Consolidated Net Income shall be negative, less 100% of such deficit) since January 1, 1994 through the last day of the last full fiscal quarter ending immediately preceding the date of such Restricted Payment; plus (b) 100% of the aggregate net proceeds received after the date of the Indenture, including the fair value of property other than cash (determined in good faith by the Board of Directors as evidenced by a resolution of the Board of Directors filed with the Trustee), from the issuance (other than to a Subsidiary of the Company) of Capital Stock (other than Disqualified Stock) of the Company and warrants, rights or options on Capital Stock (other than Disqualified Stock) of the Company and the principal amount (or accreted value of Debt issued at a discount) of Debt of the Company that has been converted into Capital Stock (other than Disqualified Stock) of the Company after the date of the Indenture; plus (c) 100% of the aggregate amount of all Restricted Payments that are returned, without restriction, in cash to the Company or any Subsidiary if and to the extent that such payments are not included in Consolidated Net Income; plus (d) $75 million; plus (e) in the event that the Company does not pay an aggregate of $150 million or more to repurchase Common Stock of the Company pursuant to the second succeeding paragraph, the amount which, together with the amount paid to repurchase Common Stock pursuant to the second succeeding paragraph, equals $150 million.

  The foregoing provision will not be violated by reason of the payment of any dividend on Capital Stock of any class within 60 days after the declaration thereof if, on the date when the dividend was declared, the Company could have paid such dividend in accordance with the provisions of the Indenture.

  Notwithstanding the foregoing, the Company may from time to time pay up to $150 million in the aggregate from the date of the Indenture to repurchase Common Stock of the Company pursuant to open market or privately negotiated transactions, tender offers or otherwise, and such purchases shall not be deemed Restricted Payments for purposes of calculating the aggregate amount of all Restricted Payments pursuant to clause (3) above. ((S) 1010)

 Limitations Concerning Distributions by and Transfers to Subsidiaries

  The Company may not, and may not permit any Subsidiary to, suffer to exist any consensual encumbrance or restriction on the ability of any Subsidiary of the Company, (i) to pay directly or indirectly dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any other Subsidiary; (ii) to make loans or advances to the Company or any Subsidiary; or (iii) to transfer any of its property or assets to the Company or any Subsidiary. Notwithstanding the foregoing, the Company may, and may permit any Subsidiary to, suffer to exist any such encumbrance or restriction (a) pursuant to any agreement in effect on the date of the Indenture (including the Credit Agreement), or (b) pursuant to an agreement relating to any Debt Incurred by such Subsidiary prior to the date on which such Subsidiary was acquired by the Company and outstanding on such date and not Incurred in anticipation of becoming a Subsidiary, or (c) pursuant to an agreement effecting a renewal, refinancing, refunding or extension of Debt Incurred pursuant to an agreement referred to in clause (a) or (b) above; provided, however, that the provisions contained in such renewal, refinancing, refunding or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof, as determined in good faith by the Board of Directors of the Company and evidenced by a resolution of the Board of Directors filed with the Trustee or
(d) in the case of a Foreign Subsidiary, pursuant to an agreement governing the terms of any Debt to fund such Foreign Subsidiary's working capital requirements permitted by clause (iii) of "Limitation of Debt and Preferred Stock of Subsidiaries" above, provided that such encumbrance or restriction relates only to the payment of dividends or other cash distributions and, provided, further, that such encumbrance or restriction does not, in the reasonable judgment of the Board of Directors of the Company, impact the Company's ability to make all payments when due on the Notes, as determined in good faith by the Board of Directors of the Company and evidenced by a resolution of the Board of Directors filed with the Trustee. ((S) 1013)

 Limitation on Liens

  The Company may not, and may not permit any Subsidiary to, Incur or suffer to exist any Lien on or with respect to any property or assets of the Company or any such Subsidiary now owned or hereinafter acquired to secure any Debt without making, or causing such Subsidiary to make, effective provision for securing the Notes (and, if the Company shall so determine, any other Debt of the Company which is not subordinate to the Notes or of such Subsidiary) (x) equally and ratably with such Debt or (y) in the event such Debt is subordinate in right of payment to the Notes, prior to such Debt, as to such property or assets for so long as such Debt shall be so secured. The foregoing restrictions shall not apply to Liens in respect of Debt existing at the date of the Indenture or to: (i) Liens in favor of the Company or a Wholly Owned Subsidiary of the Company (but only so long as such Person is a Wholly Owned Subsidiary of the Company); (ii) Liens to secure Debt and other obligations under the Credit Agreement and any renewal, refinancing, refunding or extension thereof, provided, however that the Incurrence of such Debt is permitted by the provisions described in "Limitation on Company Debt" above;
(iii) Liens securing only the Notes; (iv) Liens on property existing at the time of acquisition thereof (and not in anticipation of the financing of such acquisition); (v) Liens to secure Debt Incurred for the purpose of financing all or any part of purchase price or the cost of construction or improvement of the property subject to such Liens, provided, however, that (a) the principal amount of any Debt secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item and (c) the Incurrence of such Debt is permitted by the provisions described under "Limitation on Company Debt" or "Limitation on Debt and Preferred Stock of Subsidiaries"; (vi) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; (vii) Liens to secure Debt and other obligations Incurred pursuant to Clause (vii) of "Limitation on Company Debt" above;
(viii) Liens to secure Debt under an Interest Rate Protection Agreement Incurred pursuant to Clause (iv) of "Limitation on Company Debt" above, provided, however that the Debt which is being hedged by such Interest Rate Protection Agreement is secured by a Lien; and (ix) Liens to secure any renewal, refinancing, refunding or extension (or successive renewals, refinancings, refundings or extensions), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (iii) through (vi) so long as such Liens do not extend to any other property and the Debt so secured is not increased.

  In addition to the foregoing, the Company and its Subsidiaries may Incur a Lien to secure any Debt or enter into a Sale and Leaseback Transaction, without securing the Notes equally and ratably with or prior to such Debt, if the sum of: (i) the amount of Debt subject to Liens entered into after the date of the Indenture and otherwise prohibited by the Indenture, and (ii) the Attributable Value of Sale and Leaseback Transactions entered into after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 5% of Consolidated Tangible Assets of the Company at the time of Incurrence of such Lien or the entering into of such Sale and Leaseback Transaction. ((S) 1011)

 Limitation on Sale and Leaseback Transactions

  The Company may not, and may not permit any Subsidiary of the Company to, enter into any Sale and Leaseback Transaction (except for a period not exceeding 30 months) unless: (i) the Company or such Subsidiary would be entitled to Incur a Lien to secure Debt in accordance with the provision of the Indenture described in the second paragraph under "Limitation on Liens" above equal in amount to the Attributable Value of the Sale and Leaseback Transaction without securing the Notes; or (ii) the Company or such Subsidiary applies or commits to apply within 60 days an amount equal to the net proceeds of the property sold pursuant to the Sale and Leaseback Transaction to the permanent repayment or reduction of outstanding Debt to the extent required or, to the extent not so required, to the redemption of the Notes or, if the Notes are not redeemable, to the repayment of other Company Debt which is pari passu to the Notes or Subsidiary Debt or, if no such Debt is then outstanding, other Company Debt. ((S) 1012)

 Transactions with Affiliates

  The Company may not, and may not permit any Subsidiary of the Company to, enter into any transaction (or series of related transactions) not in the ordinary course of business of the Company or such Subsidiary with an Affiliate of the Company (other than the Company or a Wholly Owned Subsidiary of the Company), including any loan, advance or investment, either directly or indirectly, involving aggregate consideration in excess of $5 million unless such transaction (i) is, in the opinion of the Board of Directors, as evidenced by a resolution of the Board of Directors filed with the Trustee,
(A) on terms no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's length transaction with an entity that is not an Affiliate and (B) in the best interests of the Company or such Subsidiary and (ii) is approved by the independent members of the Board of Directors of the Company. ((S) 1014)

 Change of Control

  Upon the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase all Outstanding Notes at a purchase price equal to 101% of their principal amount plus accrued interest to the date of purchase. A "Change of Control" will be deemed to have occurred in the event that, after the date of the Indenture, either (a) any Person or any Persons acting together that would constitute a group (for purposes of Section 13(d) of the Securities Exchange Act of 1934, or any successor provision thereto) (a "Group"), together with any Affiliates or Related Persons thereof (other than an employee benefit plan of the Company or any Subsidiary) that files a
Schedule 13D or 14D-1 under the Securities Exchange Act of 1934 disclosing that such Person or Group beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of Capital Stock of the Company entitled to vote generally in the election of directors of the Company; or (b) any Person or Group, together with any Affiliates or Related Persons thereof, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate or Related Person of such Group, will constitute a majority of the Board of Directors of the Company, provided that in no event shall any Continuing Director be included in such majority, whether or not such Continuing Director was nominated by such Person or Group or is an Affiliate or Related Person of such Group. "Continuing Director" shall mean (i) any Person who is a member of the Board of Directors of the Company as of the date of the Indenture, at any time that such Person is a member of the Board, or (ii) any Person who subsequently becomes a member of the Board, at any time that such Person is a member of the Board, provided that such Person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors. ((S) 1015)

  In the event that the Company makes an Offer to Purchase the Notes, the Company intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Securities Exchange Act of 1934.

PROVISION OF FINANCIAL INFORMATION

  Whether or not the Company is required to be subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or any successor provision thereto, the Company shall file with the Commission, to the extent permitted, the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were so required, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so required. The Company shall also in any event (a) within 15 days of each Required Filing Date (i) transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 or any successor provisions thereto if the Company were required to be subject to such Sections and (b) if filing such documents by the Company with the Commission is not permitted under the Securities Exchange Act of 1934, promptly upon written request supply copies of such documents to any prospective Holder. ((S) 1016)

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

  The Company (i) may not consolidate with or merge into any other Person (other than a Wholly Owned Subsidiary) or permit any other Person (other than a Wholly Owned Subsidiary) to consolidate with or merge into the Company and
(ii) may not, directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets unless: (1) in a transaction in which the Company does not survive or in which the Company sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to the Company is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (2) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Subsidiary as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (3) immediately after giving effect to such transaction and treating any Debt which becomes an obligation of the Company as a result of such transaction as having been Incurred by the Company at the time of the transaction, the Company or the successor entity to the Company could Incur at least $1.00 of additional Debt pursuant to the provisions of the Indenture described in the first paragraph under "Limitation on Company Debt" above; (4) if, as a result of any such transaction, property or assets of the Company would become subject to a Lien prohibited by the provisions of the Indenture described under "Limitation on Liens" above, the Company or the successor entity to the Company shall have secured the Notes as required by said covenant; and (5) certain other conditions are met. ((S) 801)

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. ((S) 101)

  "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Subsidiaries (including a consolidation or merger or other sale of any such Subsidiary with, into or to another Person in a transaction in which such Subsidiary ceases to be a Subsidiary, but excluding a disposition by a Subsidiary of such Person to such Person or a Wholly Owned Subsidiary of such Person or by such Person to a Wholly Owned Subsidiary of such Person) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its

Subsidiaries representing a division or line of business or (iii) other assets or rights of such Person or any of its Subsidiaries outside of the ordinary course of business.

  "Attributable Value" means, as to any particular lease under which any Person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with generally accepted accounting principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. "Attributable Value" means, as to a Capital Lease Obligation under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

  "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

  "Capital Stock" of any Person means any and all shares, interests, participation or other equivalents (however designated) of corporate stock of such Person.

  "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

  "Consolidated Cash Flow Available for Fixed Charges" of any Person means for any period the Consolidated Net Income for such period increased by the sum of
(i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of such Person for such period, plus (iv) other non-cash charges of such Person for such period deducted from consolidated revenues in determining Consolidated Net Income for such period, minus (v) non-cash items of such Person for such period increasing consolidated revenues in determining Consolidated Net Income for such period.

  "Consolidated Cash Flow Ratio" of any Person means for any period the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of such Person for such period to (ii) the sum of (A) Consolidated Interest Expense of such Person for such period, plus (B) the interest expense for such period (including the amortization of debt discount) with respect to any Debt proposed to be Incurred by such Person or its Subsidiaries, minus (C) Consolidated Interest Expense of such Person to the extent included in Clause
(ii)(A) with respect to any Debt that will no longer be outstanding as a result of the Incurrence of the Debt proposed to be Incurred, plus (D) the interest expense for such period (including the amortization of debt discount) with respect to any other Debt Incurred by such Person or its Subsidiaries since the end of such period to the extent not included in Clause (ii)(A) minus (E) Consolidated Interest Expense of such Person to the extent included in Clause (ii)(A) with respect to any Debt that no longer is outstanding as a result of the Incurrence of the Debt referred to in clause
(ii)(D); provided, however, that in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Debt bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period, provided further that, in the event such Person or any of its Subsidiaries has made Asset Dispositions or acquisitions of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during or after such period, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period.

  "Consolidated Income Tax Expense" of any Person means for any period the consolidated provision for income taxes of such Person for such period calculated on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom the tax effect of any of the items described in Clauses (a) through (f) of the definition of Consolidated Net Income.

  "Consolidated Interest Expense" for any Person means for any period the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of such Person for such period calculated on a consolidated basis in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Debt discounts; (ii) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements; (iv) Preferred Stock dividends of such Person (other than with respect to Disqualified Stock) declared and paid or payable; (v) accrued Disqualified Stock dividends of such Person and all accrued Preferred Stock dividends of Subsidiaries of such Person, in each case whether or not declared or paid; (vi) interest on Debt guaranteed by such Person; and (vii) the portion of any rental obligation treated as interest expense in accordance with generally accepted accounting principles.

  "Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by such Person or a Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not net loss) of any Subsidiary of such Person which is subject to restrictions which prevent the payment of dividends or the making of distributions to such Person to the extent of such restrictions, provided that there shall not be excluded the net income of a Foreign Subsidiary which is subject to an encumbrance or restriction on the payment of dividends and other cash distributions permitted by the provisions of the Indenture described under Clause (d) of "Limitations Concerning Distributions by and Transfers to Subsidiaries" in all cases except for purposes of the provisions of the Indenture described under "Limitation on Restricted Payments", in which case the net income of such a Subsidiary shall be excluded in accordance with this Clause (b), (c) the net income (or loss) of any Person that is not a Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (d) gains or losses on Asset Dispositions by such Person or its Subsidiaries, (e) all extraordinary or nonrecurring gains and extraordinary or nonrecurring losses, (f) the cumulative effect of changes in accounting principles in the year of adoption of such changes, and (g) the tax effect of any of the items described in Clauses (a) through (f) above.

  "Consolidated Tangible Assets" of any Person means the sum of the Tangible Assets of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, including appropriate deductions for any minority interest in Tangible Assets of such Person's Subsidiaries; provided, however, that adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect to.

  "Corporate Owned Life Insurance Policies" means corporate owned life insurance policies held by the Company with respect to certain of its employees.

  "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person at the time of determination, (vii) every obligation under Interest Rate, Currency or Commodity Protection Agreements of such Person and (viii) every obligation of the type referred to in Clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.

  "Disqualified Stock" of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Company, any Subsidiary of the Company or the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the Securities.

  "Foreign Subsidiary" means with respect to any Person, any Subsidiary of such Person that is incorporated in a country other than the United States.

  "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guaranty by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

  "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

  "Interest Rate, Currency or Commodity Protection Agreement" means any interest rate swap agreement, interest rate cap agreement, currency swap agreement, commodity swap or cap agreement or other financial agreement or arrangement designed to protect the Company against fluctuations in interest rates, or currency exchange or commodity prices and which shall have a notional amount no greater than the amount of the underlying obligation being hedged thereby.

  "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person.

  "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

  "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the Security Register on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in Clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

    (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

    (2) the Expiration Date and the Purchase Date;

    (3) the aggregate principal amount of the Outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

    (4) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

    (5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

    (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

    (7) that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

    (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

    (9) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

    (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

    (11) that if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes; and

    (12) that in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

  "pari passu", when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to the same Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

  "Permitted Investments" means (a) certificates of deposit with final maturities of one year or less issued by a U.S. commercial bank or a U.S. branch of a foreign bank or, in the case of a Foreign Subsidiary, a reputable bank in the country in which such Foreign Subsidiary operates, having capital and surplus in excess of $100 million and, in the case of a U.S. commercial bank or a U.S. branch of a foreign bank, having a peer group rating of C or better (or the equivalent thereof) by Thompson BankWatch Inc. or outstanding long-term debt rated BBB or better (or the equivalent thereof) by

Standard & Poor's Baa or better (or the equivalent thereof) by Moody's Investors Service, Inc.; (b) commercial paper rated A-1 (or the equivalent thereof) by Standard & Poor's or P-1 (or the equivalent thereof) by Moody's Investors Service, Inc.; (c) direct obligations of the United States government or a U.S. government agency; (d) repurchase agreements in respect of direct U.S. government obligations; (e) in the case of a Foreign Subsidiary, direct obligations of the sovereign and the government agencies of the country in which such foreign subsidiary operates; (f) shares of money market or equity mutual or similar funds having assets in excess of $100 million; (g) equity or debt securities rated A or better (or the equivalent thereof) by Standard & Poor's or Moody's Investors Service, Inc. of public companies which (x) are freely tradeable without restriction on a stock exchange or through a nationally recognized automated quotation system and (y) are purchased and held as current assets and not for investment and (h) any Investments made by AMETEK (Bermuda) Ltd., provided that such Investments are made as part of such Subsidiary's normal self-insurance activities and only so long as the sole business of such Subsidiary is the insuring of risks of only the Company and its other Subsidiaries.

  "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

  "Related Person" of any Person means any other Person directly or indirectly owning (a) 5% or more of the Outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

  "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

  "Significant Subsidiary" of any Person means any Subsidiary which, together with all of its Subsidiaries, would be a Significant Subsidiary within the meaning of Regulation S-X under the United States securities laws.

  "Subordinated Debt" means Debt of the Company as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Notes to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or interest on the Notes exists; (ii) in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an event of default exists with respect to the Notes, upon notice by 25% or more in principal amount of the Notes to the Trustee, the Trustee shall have the right to give notice to the Company and the holders of such Debt (or trustees or agents therefor) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice; and (iii) such Debt may not (x) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the Notes or (y) permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the Notes, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon the change of control of the Company pursuant to provisions substantially similar to those contained in the Indenture.

  "Subsidiary" of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof. For purposes of Clause (iii) of "Limitation on Restricted Payments," a joint venture of which the Company, directly or indirectly, owns 50% of the equity and voting interests and another Person (or group of Persons which acts together in relation to such joint venture) owns the other 50% of the equity and voting interests shall be deemed a Subsidiary of the Company. "Subsidiary" shall not include an Unrestricted Subsidiary created in accordance with the definition of "Unrestricted Subsidiary".

  "Tangible Assets" of any Person means, at any date, the gross book value as shown by the accounting books and records of such Person of all its property, both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles,
(ii) unamortized Debt discount and expense, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and
(iv) all other proper reserves which in accordance with generally accepted accounting principles should be provided in connection with the business conducted by such Person; provided, however, that, with respect to the Company and its Consolidated Subsidiaries, effect shall not be given to adjustments following the date of the Indenture to the accounting books and records of the Company and its Consolidated Subsidiaries in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person.

  "Unrestricted Subsidiary" means (1) any Subsidiary designated as such by the Board of Directors as set forth below where (a) neither the Company nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or
(ii) is directly or indirectly liable for any Debt of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its other Subsidiaries (other than another Unrestricted Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity, and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any newly acquired or newly formed Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, provided, that (x) the Subsidiary to be so designated has total assets of $1 million or less or (y) immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt pursuant to the first paragraph under "Limitation on Company Debt" and provided, further, that the Company could make a Restricted Payment in an amount equal to the fair market value of such Subsidiary pursuant to the provisions of the Indenture described under

"Limitation on Restricted Payments" and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the aggregate amount available for Restricted Payments thereunder. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary, provided that, immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt pursuant to the first paragraph under "Limitation on Company Debt." Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

  "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person. For purposes of this definition, AMETEK Hong Kong shall be deemed to be a Wholly Owned Subsidiary of the Company so long as the Company owns, directly or indirectly, at least 98% of the outstanding capital stock and voting interests thereof.

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) default in the payment of principal and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "Change of Control" when due and payable; (d) failure to perform or comply with the provisions described under "Merger, Consolidation and Certain Sales of Assets"; (e) failure to perform any other covenant or agreement of the Company under the Indenture or the Notes continued for 30 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of Outstanding Notes; (f) default under the terms of any instrument evidencing or securing Debt for money borrowed by the Company or any Significant Subsidiary having an outstanding principal amount of $10 million individually or in the aggregate which results in the acceleration of the payment of such Debt which acceleration remains uncured for 10 days or constitutes the failure to pay any portion of principal of such Debt when due at the final maturity of such Debt; (g) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any Significant Subsidiary in an amount in excess of $10 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; and (h) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary. ((S) 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. ((S) 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. ((S) 512)

  If an Event of Default (other than an Event of Default described in Clause
(h) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in Clause (h) above occurs, the Outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. ((S) 502) For information as to waiver of defaults, see "Modification and Waiver".

  No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. ((S) 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. ((S) 508)

  The Company will be required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance. ((S) 1017)

DEFEASANCE

  The Indenture provides that (A) if applicable, the Company will be discharged from any and all obligations in respect of the outstanding Notes other than certain obligations to transfer the Notes or (B) if applicable, the Company may omit to comply with certain restrictive covenants in the Indenture and that such omission will not be deemed to be an Event of Default under the Indenture and the Notes, in either case (A) or (B), upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding Notes. With respect to Clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above will remain in full force and effect. Such trust may only be established if, among other things (i) with respect to Clause (A), the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to Clause (B), the Company has delivered to the Trustee an opinion of counsel (which may be based on an IRS Ruling) to the effect that the Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (iv) certain other customary conditions precedent are satisfied. (Article Twelve)

GOVERNING LAW

  The Indenture and the Notes will be governed by the laws of the State of New York.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of (or the premium) or interest on, any Note, (c) change the place or currency of payment of principal of (or premium) or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, or (h) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the Notes required under the "Change of Control" covenant contained in the Indenture in a manner materially adverse to the Holders thereof. ((S) 902)

  The Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. ((S) 1018) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Note tendered pursuant to an Offer to Purchase. ((S) 513)

THE TRUSTEE

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. ((S)(S) 601 and 605)

  The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate, provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign. ((S) 608) It is contemplated that the Trustee will be among the lenders and one of the co-agents for the lenders under the Credit Agreement.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to Goldman, Sachs & Co. ("Goldman Sachs"), and Goldman Sachs have agreed to purchase from the Company, the entire principal amount of the Notes.

  Under the terms and conditions of the Underwriting Agreement, Goldman Sachs are committed to take and pay for all of the Notes, if any are taken.

  Goldman Sachs propose to offer the Notes in part directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession of % of the principal amount of the Notes. Goldman Sachs may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by Goldman Sachs.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by Goldman Sachs that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes. The Notes have been approved for listing on the New York Stock Exchange, subject to notice of issuance.

  The Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act.

  If the Company proceeds with a tender offer in connection with the repurchase of its outstanding shares of Common Stock, Goldman Sachs may serve as Dealer Managers for such tender offer.

                               VALIDITY OF NOTES

  The validity of the Notes will be passed upon for the Company by Stroock & Stroock & Lavan, New York, New York, general counsel to the Company, and for Goldman Sachs by Sullivan & Cromwell, New York, New York. Such counsel will express no opinion as to federal or state laws relating to fraudulent transfers. See "Risk Factors--Fraudulent Conveyance."

  Lewis G. Cole, a Director of the Company, is a member of Stroock & Stroock & Lavan and beneficially owns 10,000 shares and is a co-trustee of trusts owning, collectively, 682,088 shares of the Company's Common Stock. See "Management." Wallace E. Cowan, Of Counsel to Stroock & Stroock & Lavan, retired as a Director and Secretary of the Company, effective April 27, 1993, and is the beneficial owner of 16,000 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated financial statements of Ametek at December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                  AMETEK, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Auditors........................................... F-2
  Consolidated Statement of Income for the years ended December 31, 1993,
   1992 and 1991........................................................... F-3
  Consolidated Balance Sheet at December 31, 1993 and 1992................. F-4
  Consolidated Statement of Cash Flows for the years ended December 31,
   1993, 1992 and 1991..................................................... F-5
  Notes to Consolidated Financial Statements............................... F-6

                        REPORT OF INDEPENDENT AUDITORS

  We have audited the accompanying consolidated balance sheets of AMETEK, Inc. as of December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMETEK, Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                          Ernst & Young

Philadelphia, PA
February 9, 1994

                                  AMETEK, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1993         1992         1991
                                         -----------  -----------  -----------
Net sales............................... $   732,195  $   769,550  $   715,099
                                         -----------  -----------  -----------
Expenses:
  Cost of sales, excluding depreciation
   (Note 2).............................     582,001      583,357      546,479
  Selling, general and administrative...      76,759       77,690       74,038
  Depreciation..........................      28,277       29,360       28,277
  Resizing and restructuring charges
   (Note 2).............................      45,089          --           --
                                         -----------  -----------  -----------
                                             732,126      690,407      648,794
                                         -----------  -----------  -----------
Operating income........................          69       79,143       66,305
Other income (expenses):
  Interest expense......................     (17,603)     (19,721)     (22,079)
  Other, net (Note 11)                         6,337        7,297        8,152
                                         -----------  -----------  -----------
Income (loss) before income taxes.......     (11,197)      66,719       52,378
Provision for (benefit from) income
 taxes (Note 8).........................      (3,865)      22,362       14,392
                                         -----------  -----------  -----------
Net income (loss)....................... $    (7,332) $    44,357  $    37,986
                                         ===========  ===========  ===========
Earnings (loss) per share............... $      (.17) $      1.01  $       .87
                                         ===========  ===========  ===========
Average common shares outstanding.......  43,901,767   44,095,057   43,887,631
                                         ===========  ===========  ===========

                            See accompanying notes.

                                  AMETEK, INC.

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1993      1992
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents (Notes 1 and 10)............... $ 40,468  $ 59,138
  Marketable securities (Notes 1 and 10)...................   44,191    56,480
  Receivables, less allowance for possible losses of $2,399
   in 1993 and $2,392 in 1992..............................  108,068   107,130
  Inventories (Notes 1 and 4)..............................   91,894    91,043
  Deferred income taxes (Note 8)...........................   13,346     8,350
  Other current assets.....................................    4,100     5,684
                                                            --------  --------
    Total current assets...................................  302,067   327,825
Property, plant and equipment, net (Note 4)................  184,809   185,997
Other assets (Notes 4, 9 and 10)...........................   75,787    89,267
                                                            --------  --------
                                                            $562,663  $603,089
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $ 54,374  $ 55,558
  Income taxes (Note 8)....................................   11,136     8,333
  Accrued liabilities (Note 4).............................   87,851    53,980
  Current portion of long-term debt........................   14,543    19,749
                                                            --------  --------
    Total current liabilities..............................  167,904   137,620
Long-term debt (Notes 5, 10 and 12)........................  172,429   187,173
Deferred income taxes and credits (Note 8).................   27,948    42,731
Other long-term liabilities (Note 9).......................   29,056    25,293
Stockholders' equity: (Notes 6 and 12)
  Preferred stock, $1.00 par value, authorized: 5,000,000
   shares; none issued.....................................      --        --
  Common stock, $1.00 par value, authorized: 100,000,000
   shares; issued: 1993 and 1992--46,414,317 shares........   46,414    46,414
  Capital in excess of par value...........................    6,389     5,679
  Retained earnings........................................  161,297   193,724
                                                            --------  --------
                                                             214,100   245,817
  Net unrealized losses....................................  (21,632)  (16,429)
  Less: Cost of shares held in treasury: 1993--2,774,672;
   1992--2,199,672 shares..................................  (27,142)  (19,116)
                                                            --------  --------
    Total stockholders' equity.............................  165,326   210,272
                                                            --------  --------
                                                            $562,663  $603,089
                                                            ========  ========

                            See accompanying notes.

                                  AMETEK, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1992      1991
                                                   --------  --------  --------
Cash provided by (used for):
Operating activities:
  Net income (loss)..............................  $ (7,332) $ 44,357  $ 37,986
  Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
   Depreciation and amortization.................    35,907    37,263    36,455
   Deferred income taxes and credits.............   (19,970)    1,814     2,850
   Resizing, restructuring and other unusual
    charges......................................    50,898       --        --
   Changes in operating working capital:
    (Increase) decrease in receivables...........      (633)    2,940   (11,754)
    (Increase) decrease in inventories and other
     current assets..............................    (1,035)    2,969    10,310
    Increase (decrease) in payables, accruals and
     income taxes................................     8,704    (5,228)   11,374
   Other.........................................    (1,288)   (5,529)   (4,034)
                                                   --------  --------  --------
    Total operating activities...................    65,251    78,586    83,187
                                                   --------  --------  --------
Investing activities:
  Additions to property, plant and equipment.....   (38,324)  (23,990)  (18,808)
  Purchase of businesses and investments.........   (16,585)  (16,992)  (25,526)
  Decrease (increase) in marketable securities...    14,998    15,965   (40,118)
  Proceeds from sale of investments..............     7,795    12,806     9,778
  Other..........................................       244       781    (2,984)
                                                   --------  --------  --------
    Total investing activities...................   (31,872)  (11,430)  (77,658)
                                                   --------  --------  --------
Financing activities:
  Cash dividends paid............................   (25,095)  (29,991)  (28,990)
  Additional long-term borrowings................       --      3,755       --
  Repayment of long-term debt....................   (19,411)  (20,041)  (23,785)
  Net change in short-term borrowings............       --        --     (5,608)
  Purchase of treasury stock.....................    (8,878)      --        --
  Proceeds from issuance of common stock.........     1,335     3,388       831
                                                   --------  --------  --------
    Total financing activities...................   (52,049)  (42,889)  (57,552)
                                                   --------  --------  --------
(Decrease) increase in cash and cash equivalents.   (18,670)   24,267   (52,023)
Cash and cash equivalents:
  Beginning of year..............................    59,138    34,871    86,894
                                                   --------  --------  --------
  End of year....................................  $ 40,468  $ 59,138  $ 34,871
                                                   ========  ========  ========

                            See accompanying notes.

                                 AMETEK, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Consolidation

  The consolidated financial statements include the accounts of the Company and subsidiaries, after elimination of all significant intercompany transactions in consolidation.

 Cash Equivalents, Securities and Other Investments

  All highly liquid investments with maturities of three months or less when purchased are cash equivalents. Cash equivalents and fixed income marketable securities (primarily U.S. Government securities), are carried at the lower of cost or market. Marketable equity investments of an insurance subsidiary are carried at market value, and unrealized gains and losses are recognized in stockholders' equity. Other fixed income investments are carried at cost, which approximates market.

 Inventories

  Inventories are stated at the lower of cost or market, cost being determined principally by the last-in, first-out (LIFO) method of inventory valuation, and market on the basis of the lower of replacement cost or estimated net proceeds from sales. The excess of the first-in, first-out (FIFO) method over the LIFO value was $29.4 million and $29.9 million at December 31, 1993 and 1992.

 Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Expenditures for additions to plant facilities, or which extend their useful lives, are capitalized. The cost of tools, jigs and dies, and maintenance and repairs are charged to operations as incurred. Depreciation of plant and equipment is calculated principally on a straight-line basis over the estimated useful lives of the related assets.

 Research and Development

  Company-funded research and development costs are charged to operations as incurred and during the past three years were: 1993-$15.1 million, 1992-$14.7 million, and 1991-$12.1 million.

 Foreign Currency Translation

  Assets and liabilities of foreign operations are translated using exchange rates in effect at the balance sheet date, and their operations are translated using average exchange rates for the period.

  Some transactions of the Company and its subsidiaries are made in currencies other than their own. Gains and losses from these transactions (not material in amount) are included in operating results for the period. Additionally, foreign exchange contracts and foreign currency options are sometimes used to hedge firm commitments for certain export sales transactions. Gains and losses from these agreements are deferred and reflected as adjustments of the associated export sales.

 Earnings Per Share

  Earnings per share are based on the average number of common shares outstanding during the period. No material dilution of earnings per share would result for the periods if it were assumed that all outstanding stock options were exercised.

 Reclassifications

  Certain amounts in the prior years' financial statements and supporting footnote disclosures have been reclassified to conform to the current year's presentation.

                                 AMETEK, INC.

2. BUSINESS RESTRUCTURING AND OTHER UNUSUAL CHARGES

  Results of operations for 1993 includes charges of $45.1 million ($27.5 million after tax, or $.63 per share) for costs associated with resizing and restructuring several of the Company's businesses and a charge of $9.8 million ($6 million after tax, or $.14 per share) for other unusual expenses. Most of the charges were recorded in the fourth quarter of 1993. These charges were for planned work force reductions and those which occurred in 1993 (including certain pension related costs) ($21.4 million); asset write-downs ($15.0 million); relocation of certain product lines and overall consolidation of the Company's aerospace operations ($14.2 million); and other unusual expenses ($4.3 million). The resizing and restructuring charges primarily relate to the unwillingness of the union at a Precision Instruments facility in Sellersville, Pennsylvania to agree on wage and work rule concessions requested by the Company necessary to make that operation competitive.

3. ACQUISITIONS

  In March 1993, the Company purchased certain assets of Revere Aerospace Inc. ("Revere"), a United States subsidiary of Dobson Park Industries PLC, United Kingdom, for approximately $7.0 million in cash. Revere is a producer of thermocouple and fiber optic cable assemblies.

  In February 1992, the Company purchased the Tencal operations of Cambridge-Lee Industries. Tencal is a producer of small electric motors and injection-molded plastic components. In August 1992, the Company purchased the industrial filtration operation of Eurofiltec, Ltd. Early in October 1992, the Company purchased Debro Messtechnik GmbH, an instrument manufacturer located in Germany. Also, during 1992, the Company acquired two product lines consisting of silica fiber technology, and consumer filtration products. The cost of these acquisitions was $11.7 million and the Company assumed $3.8 million in debt.

  In April 1991, the Company purchased Jofra Instruments, a Danish producer of temperature calibration equipment, and acquired the remaining 38% interest in Elettromotori Crema, one of its Italian electric motor manufacturers. Also, during 1991, the Company purchased product lines of consumer drinking water filters and custom-shaped alloy wire. The aggregate cost of these acquisitions was $10.5 million in cash and a two-year, 10% installment obligation of $4.5 million.

  All of the above acquisitions have been accounted for by the purchase method and, accordingly, the results of their operations are included from the respective acquisition dates. The above acquisitions would not have had a material effect on sales or earnings for 1993, 1992 or 1991 had they been made at the beginning of the year prior to their acquisition.

                                  AMETEK, INC.

4. BALANCE SHEET INFORMATION

                                                              (IN THOUSANDS)
                                                           -----------------------
                                                              1993        1992
                                                           -----------------------
INVENTORIES
  Finished goods and parts................................ $   32,410  $   35,064
  Work in process.........................................     23,683      22,873
  Raw materials and purchased parts.......................     35,801      33,106
                                                           ----------  ----------
                                                           $   91,894  $   91,043
                                                           ==========  ==========
PROPERTY, PLANT AND EQUIPMENT
  Land.................................................... $    7,926  $    7,799
  Buildings...............................................     95,393      89,211
  Machinery and equipment.................................    281,116     269,189
                                                           ----------  ----------
                                                              384,435     366,199
  Less accumulated depreciation...........................   (199,626)   (180,202)
                                                           ----------  ----------
                                                           $  184,809  $  185,997
                                                           ==========  ==========
OTHER ASSETS
  Intangibles, at cost:
   Patents................................................ $   28,083  $   27,993
   Excess of cost over net assets acquired................     15,976      18,767
   Other acquired intangibles.............................     40,284      39,127
   Less accumulated amortization..........................    (46,358)    (38,980)
                                                           ----------  ----------
                                                               37,985      46,907
  Investments.............................................     23,755      19,919
  Other...................................................     14,047      22,441
                                                           ----------  ----------
                                                           $   75,787  $   89,267
                                                           ==========  ==========
Patents are being amortized on a straight-line basis over 7 to 14 years. The ex-
cess of cost over net assets acquired is being amortized on a straight-line ba-
sis over 20 to 30 years. Other acquired intangibles are being amortized on a straight-line basis over 2 to 30 years.
ACCRUED LIABILITIES
  Accrued employee compensation and benefits.............. $   19,109  $   19,657
  Resizing and restructuring..............................     24,471         --
  Accrued interest........................................      4,928       5,744
  Other...................................................     39,343      28,579
                                                           ----------  ----------
                                                           $   87,851  $   53,980
                                                           ==========  ==========
5. LONG-TERM DEBT
  At December 31, 1993 and 1992, long-term debt consisted of:
                                                              (IN THOUSANDS)
                                                           -----------------------
                                                              1993        1992
                                                           -----------------------
8.95% notes payable due 1995 to 2001...................... $   93,500  $  106,750
9.35% notes payable due 1995 to 2004......................     75,000      75,000
Other, due in varying amounts to 2004.....................      3,929       5,423
                                                           ----------  ----------
                                                           $  172,429  $  187,173
                                                           ==========  ==========

                                 AMETEK, INC.

  The annual future payments required by the terms of the long-term debt for the following years are: 1995-$21.3 million; 1996-$21.3 million; 1997-$21.1 million; and 1998-$21.1 million. The Company's debt agreements contain restrictions relating to total debt, working capital, dividends and capital stock repurchases. At December 31, 1993, the Company was in compliance with these restrictions. (See Note 12 "Other Matters.")

  The Company has a revolving credit agreement with a group of banks providing for up to $83 million effective until June 30, 1995. No borrowings are outstanding under this agreement. The agreement provides for various interest alternatives and a commitment fee on the unused portion of the credit line. (See Note 12 "Other Matters.") In addition, the Company maintains lines of credit in other currencies with various European banks in amounts equivalent to $12.1 million, in the aggregate, at December 31, 1993.

  At December 31, 1993, the Company was a party to a currency and interest rate swap agreement related to debt (not material in amount), which matures in 1997, of a European subsidiary.

6. STOCKHOLDERS' EQUITY

  The Company has a Shareholder Rights Plan, under which the Board of Directors declared a dividend of one Right for each share of Company common stock owned. The Plan provides, under certain conditions involving acquisition of the Company's common stock, that holders of Rights, except for the acquiring entity, would be entitled (i) to purchase shares of preferred stock at a specified exercise price, or (ii) to purchase shares of common stock of the Company, or the acquiring company, having a value of twice the Rights exercise price. The Rights under the Plan expire in 1999.

  The Company provides, among other things, for restricted stock awards of common stock to eligible employees and nonemployee directors of the Company at such cost to the recipient as the Stock Incentive Plan Committee of the Board of Directors may determine. These shares are issued subject to certain conditions, and transfer and other restrictions as prescribed by the Plan. In 1993 and 1991, respectively, the Company awarded 20,000 shares and 100,000 shares of restricted common stock to certain directors under the Plan. No restricted stock was awarded during 1992. Also, in 1991, a total of 68,272 shares of restricted common stock was awarded to certain executives of the Company in accordance with a supplemental pension benefit arrangement. Upon issuance of restricted stock, unearned compensation, equivalent to the excess of the market value of the shares awarded over the price paid by the recipient at the date of the grant, is charged to stockholders' equity and is amortized to expense over the periods until the restrictions lapse. Amortization charged to expense in 1993, 1992, and 1991 was not significant.

  At December 31, 1993, 4,732,053 (5,442,993 in 1992) shares of common stock were reserved under the Company's incentive and nonqualified stock option plans. The options are exercisable at prices not less than market value on dates of grant, and in installments over five- to seven-year periods from such dates.

  Information on options for 1993 follows:

                                                         PRICE RANGE   SHARES
                                                        ------------- ---------
Outstanding at beginning of year......................  $ 8.94-$16.50 2,116,289
Granted...............................................   13.13- 14.94    93,000
Exercised.............................................   11.69- 14.06  (136,973)
Cancelled.............................................   11.69- 15.75   (26,091)
                                                        ------------- ---------
Outstanding at end of year (expiring from 1994 through
 2000)................................................  $ 8.94-$16.50 2,046,225
                                                        ============= =========
Exercisable at end of year............................  $ 8.94-$16.50 1,344,215
                                                        ============= =========

                                 AMETEK, INC.

  Options on 259,486 shares were exercised in 1992 and no options were exercised in 1991.

  The Company also has outstanding 293,502 stock appreciation rights exercisable for cash and/or shares of the Company's common stock when the related option is exercised. Subject to certain limitations, each right relates to the excess of the market value of the Company's stock over the exercise price of the related option. Charges and credits, immaterial in amount, are made to income for these rights and certain related options.

  Changes in stockholders' equity are summarized below (In thousands):

                             COMMON    CAPITAL IN                NET
                             STOCK,    EXCESS OF  RETAINED    UNREALIZED   TREASURY
                          $1 PAR VALUE PAR VALUE  EARNINGS  GAINS (LOSSES)  STOCK
                          ------------ ---------- --------  -------------- --------
BALANCE, DECEMBER 31,
 1990...................    $46,414      $3,598   $170,362     $  1,498    $(22,460)
                            -------      ------   --------     --------    --------
Employee savings plan
 (59,000 shares)........                    236                                 494
Net income..............                            37,986
Cash dividends paid
 ($.66 per share).......                           (28,990)
Currency translation....                                          1,179
Restricted stock awards
 (168,272 shares).......                    594                                 379
Adjustment of pension
 liability in excess of
 unrecognized prior
 service cost, net of
 deferred taxes.........                                            189
                            -------      ------   --------     --------    --------
BALANCE, DECEMBER 31,
 1991...................     46,414       4,428    179,358        2,866     (21,587)
                            -------      ------   --------     --------    --------
Employee stock options
 and savings plan
 (255,151 shares).......                  1,251                               2,137
Net income..............                            44,357
Cash dividends paid
 ($.68 per share).......                           (29,991)
Currency translation....                                        (16,127)
Amortization of
 restricted stock
 awards.................                                                        334
Adjustment of pension
 liability in excess of
 unrecognized prior
 service cost, net of
 deferred taxes.........                                         (3,168)
                            -------      ------   --------     --------    --------
BALANCE, DECEMBER 31,
 1992...................     46,414       5,679    193,724      (16,429)    (19,116)
                            -------      ------   --------     --------    --------
Employee Stock Options
 and Savings Plan
 (88,400 shares)........                    571                                 744
Net loss................                            (7,332)
Cash dividends paid
 ($.57 per share).......                           (25,095)
Currency translation....                                         (7,958)
Restricted stock awards
 (20,000 shares)........                    139                                (119)
Amortization of
 restricted stock
 awards.................                                                        227
Purchase of treasury
 stock (683,400 shares).                                                     (8,878)
Appreciation in
 marketable securities
 and other financial
 instruments, net of
 deferred taxes.........                                          3,262
Adjustment of pension
 liability in excess of
 unrecognized prior
 service cost, net of
 deferred taxes.........                                           (507)
                            -------      ------   --------     --------    --------
BALANCE AT DECEMBER 31,
 1993...................    $46,414      $6,389   $161,297     $(21,632)   $(27,142)
                            =======      ======   ========     ========    ========

                                 AMETEK, INC.

7. LEASES

  Minimum aggregate rental commitments under noncancellable leases in effect at December 31, 1993 (principally for real property, office space and equipment) amounted to $4.9 million consisting of annual payments of $2.4 million due in 1994, $1.8 million in 1995 and decreasing amounts thereafter. Rental expense of $5 million, $4 million and $4.1 million was charged to income in 1993, 1992 and 1991.

8. INCOME TAXES

  In 1993, income before income taxes from foreign operations amounted to $6.7 million ($9.1 million in 1992 and $4.9 million in 1991).

  The details of the provision for (benefit from) income taxes follow:

                                                          (IN THOUSANDS)
                                                      ------------------------
                                                       1993     1992    1991
                                                      -------  ------- -------
Federal.............................................. $(7,125) $16,357 $13,288
State................................................    (863)   1,327   2,547
Foreign..............................................   4,123    4,678  (1,443)*
                                                      -------  ------- -------
                                                      $(3,865) $22,362 $14,392
                                                      =======  ======= =======

- --------
 *Includes the favorable tax effect of combining certain foreign operations.

  The provision for (benefit from) income taxes shown above includes a current provision of $14,791, $20,435 and $14,284 and a deferred provision (benefit) of $(18,656), $1,927 and $108 for 1993, 1992 and 1991.

  Prior to January 1, 1992, the Company followed the provisions of SFAS No. 96, Accounting for Income Taxes. Effective January 1, 1992, the Company adopted the provisions of a new accounting standard for income taxes (SFAS No.
109). The effect of adopting this standard was not material.

  Significant components of the Company's deferred tax (asset) liability as of December 31 are as follows:

                                                              (IN THOUSANDS)
                                                             -----------------
                                                               1993     1992
                                                             --------  -------
Current deferred tax assets:
  Reserves not currently deductible......................... $(13,235) $(8,142)
  Other.....................................................     (111)    (208)
                                                             --------  -------
    Net current deferred tax asset..........................  (13,346)  (8,350)
                                                             --------  -------
Long-term deferred tax (assets) liabilities:
  Differences in basis of property and accelerated deprecia-
   tion.....................................................   23,056   23,220
  Purchased tax benefits....................................   17,654   18,452
  Reserves not currently deductible.........................  (17,015)  (3,763)
  Other.....................................................    4,253    4,822
                                                             --------  -------
    Net long-term deferred tax liability....................   27,948   42,731
                                                             --------  -------
    Net deferred tax liability.............................. $ 14,602  $34,381
                                                             ========  =======

                                 AMETEK, INC.

  The effective rate of the provision for (benefit from) income taxes reconciles to the statutory rate as follows:

                                                             1993    1992  1991
                                                             -----   ----  ----
Statutory rate.............................................. (35.0)% 34.0% 34.0%
State income taxes, net of federal income tax benefit.......  (5.0)   2.2   2.8
Foreign Sales Corporation and other tax credits............. (15.0)  (2.4) (2.9)
Effect of foreign operations................................  15.0    1.1  (6.8)
Effect of U.S. federal statutory tax rate increase
 on prior years' deferred taxes.............................   5.9    --    --
Other.......................................................  (0.4)  (1.4)  0.4
                                                             -----   ----  ----
                                                             (34.5)% 33.5% 27.5%
                                                             =====   ====  ====

9. RETIREMENT AND PENSION PLANS

  The Company maintains noncontributory defined benefit retirement and pension plans, with benefits for eligible United States salaried and hourly employees funded through trusts established in conjunction with these plans. Employees of certain foreign operations participate in various local plans which in the aggregate are not significant.

  The Company also has nonqualified unfunded retirement plans for its directors and certain retired employees, and contractual arrangements with certain executives that provide for supplemental pension benefits in excess of those provided by the Company's primary pension plan. Fifty percent of the projected benefit obligation of the supplemental pension benefit arrangements with the executives has been funded by grants of restricted shares of the Company's common stock. The remaining 50% is unfunded. The Company is providing for these arrangements by charges to earnings over the periods to age 65 of the participants.

  The Company's funding policy with respect to its qualified plans is to contribute amounts determined annually on an actuarial basis that provides for current and future benefits in accordance with funding requirements of federal law and regulations. Assets of funded benefit plans are invested in a variety of equity and debt instruments and in pooled temporary funds.

  Net pension expense, excluding plan administrative expenses, consists of the following components:

                                                         (IN THOUSANDS)
                                                   ----------------------------
                                                     1993      1992      1991
                                                   --------  --------  --------
Service cost for benefits earned during the peri-
 od..............................................  $  6,902  $  6,601  $  5,662
Interest cost on projected benefit obligation....    14,374    13,106    12,108
Actual return on plan assets.....................   (15,605)  (14,452)  (26,254)
Net amortization and deferrals...................       652       673    15,025
                                                   --------  --------  --------
Net pension expense..............................  $  6,323  $  5,928  $  6,541
                                                   ========  ========  ========

  In addition to pension expense shown above, in 1993 the Company also recorded a charge for curtailments of $7.6 million related to an hourly pension plan as part of the resizing and restructuring of its general gauge and aerospace operations (see Note 2).

  The charge to income for all retirement and pension plans, including the 1993 curtailment provision, was $14.4 million in 1993, $6.7 million in 1992 and $7.2 million in 1991.

                                 AMETEK, INC.

  Net pension expense reflects an expected long-term rate of return on plan assets of 9 1/2% for 1993, 1992 and 1991. The actual return has been adjusted to defer gains or losses which differ from the expected return. The present value of projected benefit obligations was determined using an assumed discount rate of 7 1/4% for 1993, 8.0% for 1992 and 8 1/4% for 1991. The assumed rate of compensation increase used in determining the present value of projected benefit obligations was 5 1/2% for 1993 and 1992 and 6.0% for 1991.

  For pension plans with accumulated benefits in excess of assets at December 31, 1993, the balance sheet reflects an additional long-term pension liability of $11.0 million ($17.2 million--1992), a long-term intangible asset of $3.7 million ($10.8 million--1992), and a charge to stockholders' equity of $4.7 million ($4.2 million--1992 and $1.1 million--1991), net of a deferred tax benefit, representing the excess of the additional long-term liability over unrecognized prior service cost. No balance sheet recognition is given to pension plans with assets in excess of accumulated benefits.

  The Company provides limited postretirement benefits other than pensions to certain retirees, and a small number of employees. These benefits are accounted for on the accrual basis, thereby meeting accounting requirements of the new accounting standard for postretirement benefits other than pensions.

  The following table sets forth the funded status of the plans:

                                                 (IN THOUSANDS)
                                 -----------------------------------------------
                                    DECEMBER 31, 1993       DECEMBER 31, 1992
                                 ----------------------- -----------------------
                                   ASSETS    ACCUMULATED   ASSETS    ACCUMULATED
                                   EXCEED     BENEFITS     EXCEED     BENEFITS
                                 ACCUMULATED   EXCEED    ACCUMULATED   EXCEED
                                  BENEFITS     ASSETS     BENEFITS     ASSETS
                                 ----------- ----------- ----------- -----------
Actuarial present value of ben-
 efit obligations:
  Vested benefit obligation....   $113,823    $ 72,070    $ 95,563    $ 63,872
                                  --------    --------    --------    --------
  Accumulated benefit obliga-
   tion........................   $117,875    $ 76,147    $ 98,433    $ 67,379
                                  --------    --------    --------    --------
  Projected benefit obligation.   $136,340    $ 76,437    $113,988    $ 70,250
Plan assets at fair value......    136,923      57,839     114,229      51,924
                                  --------    --------    --------    --------
Plan assets in excess of (less
 than) projected benefit obli-
 gation........................        583     (18,598)        241     (18,326)
Unrecognized prior service
 cost..........................      2,160       2,294       1,892       6,319
Unrecognized net loss..........      9,214       8,275      11,518       8,350
Unrecognized net transition
 (asset) obligation, net of am-
 ortization....................     (5,433)        781      (6,637)      4,538
                                  --------    --------    --------    --------
Prepaid (accrued) pension ex-
 pense.........................   $  6,524    $ (7,248)   $  7,014    $    881
                                  ========    ========    ========    ========

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The recorded amount of cash, cash equivalents and marketable securities, and a derivative equity instrument approximates fair value.

                                 AMETEK, INC.

  The estimated fair values of the Company's other financial instruments are compared below to the recorded amounts at December 31.

                                         ASSET (LIABILITY) (IN THOUSANDS)
                                     -------------------------------------------
                                      DECEMBER 31, 1993     DECEMBER 31, 1992
                                     --------------------- ---------------------
                                     RECORDED   ESTIMATED  RECORDED   ESTIMATED
                                      AMOUNT    FAIR VALUE  AMOUNT    FAIR VALUE
                                     ---------  ---------- ---------  ----------
Other investments..................  $  23,755   $ 28,000  $  19,919  $  23,000
Long-term debt (including current
 portion)..........................   (186,972)  (208,000)  (206,922)  (212,000)
Forward currency and commodity con-
 tracts............................        --       1,600        --      11,000

  The fair values of securities and other investments are based on quoted market value. The fair value of long-term debt is estimated based on borrowing rates currently available to the Company for loans with similar terms and maturities. The fair value of forward currency and commodity contracts (used for hedging purposes) is based on quotes from brokers for comparable contracts. See also Note 12.

11. ADDITIONAL INCOME STATEMENT AND CASH FLOW INFORMATION

  Included in other income, net, is interest and other investment income of $8.4 million, $8.6 million and $11.2 million for 1993, 1992 and 1991. Income taxes paid in 1993, 1992 and 1991 were $13.8 million, $21.8 million, and $13.0 million. Cash paid for interest for each of the three years approximated interest expense.

12. OTHER MATTERS

  The Company is in the process of implementing a plan intended to enhance shareholder value, announced in November 1993. The financial elements of the plan involve the Company 1) completing an offering of $150 million in principal amount of Senior Notes to the public, 2) borrowing $175 million under a proposed $250 million secured credit agreement with a group of banks which will replace an existing revolving credit agreement, 3) retiring existing debt aggregating $185.4 million in principal amount for a payment equal to the principal amount thereof plus a prepayment premium of approximately $13 million (after tax), 4) repurchasing outstanding shares of its common stock for an aggregate purchase price of up to $150 million and 5) reducing its quarterly dividend rate on its common stock from $.17 per share to $.06 per share.

  In contemplation of its repurchase of common stock, the Company has, from time to time, entered into derivative instruments with a third party. Under the terms of the derivative instruments, for a specific number of shares, the Company is at risk for a decline in the market price of the Company's common stock from the inception to the expiration date, at which time the instruments will be settled in cash. As of December 31, 1993, the Company had entered into derivative instruments which were measured by the movement in market value of 3,184,500 shares of common stock. At December 31, 1993, the Company has recorded, in its equity, the effect of marking the derivative instruments to market.

  In February 1994, the Company settled all open derivative instruments for approximately $330,000 (including those entered into in January 1994) and entered into a new derivative instrument which will expire on May 31, 1994. Under the new derivative instrument, the Company, prior to April 5, 1994, may exercise an option to purchase 3,924,200 shares of its common stock from the counterparty for $12.125 per share plus certain costs. If the option is not exercised, the Company is at risk for a decline in the average market price, as defined, of its common stock based upon 3,924,200 shares of common stock.

                                 AMETEK, INC.

13. SEGMENT AND GEOGRAPHIC INFORMATION

  The Company classifies its operations into three business segments: Electro-mechanical, Precision Instruments and Industrial Materials.

  The Electro-mechanical Group produces motor-blower systems and injection-molded components for manufacturers of floor care appliances, and fractional horsepower motors and motor-blowers for computer, business machine, medical equipment and high-efficiency heating equipment producers. Sales of fractional horsepower electric motors and blowers represented 38% in 1993 (39% in 1992 and 35% in 1991) of the Company's consolidated net sales.

  The Precision Instruments Group produces aircraft cockpit instruments and displays, and pressure, temperature, flow and liquid level sensors for aircraft and jet engine manufacturers and for airlines, as well as airborne electronics systems to monitor and record flight and engine data. The group also produces instruments and complete instrument panels for heavy truck builders, process monitoring and display systems, combustion, gas analysis, moisture and emissions monitoring systems, force and speed measuring instruments, air and noise monitors, pressure and temperature calibrators and pressure-indicating and digital manometers. The Precision Instruments Group has for many years been a leading producer of the widely used mechanical pressure gauge.

  The Industrial Materials Group produces high-temperature-resistant materials and textiles, corrosion-resistant heat exchangers, tanks and piping for process systems; ultralightweight foam sheet packaging material; drinking water filter and treatment systems; industrial and commercial filters for other liquids; replacement filter cartridges, liquid bag filters and multiple cartridge filter housings, high-purity metals and alloys in powder, strip and wire form for high-performance aircraft, automotive and electronics requirements; and thermoplastic compounds and concentrates for automotive, appliance and telecommunication applications.

                                 AMETEK, INC.

                 SEGMENT AND GEOGRAPHIC FINANCIAL INFORMATION

                                (IN THOUSANDS)

 Business Segments

                                ELECTRO-   PRECISION     INDUSTRIAL                    TOTAL
                               MECHANICAL INSTRUMENTS    MATERIALS    CORPORATE     CONSOLIDATED
                               ---------- -----------    ----------   ---------     ------------
Net sales(1)              1993  $280,732   $275,351       $176,112                    $732,195
                          1992   309,556    297,025        162,969                     769,550
                          1991   249,763    309,901        155,435                     715,099
                              ------------------------------------------------------------------
Segment operating profit  1993    35,018    (30,643)(3)     18,284(4) $(33,856)(5)     (11,197)
 (loss) and consolidated  1992    49,912     28,045         22,096     (33,334)(5)      66,719
 income (loss) before     1991    35,363     32,914         20,332     (36,231)(5)      52,378
 income taxes(2)
                              ------------------------------------------------------------------
Identifiable assets       1993   164,826    150,122        103,941     143,774         562,663
                          1992   157,158    177,143        102,385     166,403         603,089
                          1991   169,173    189,164        101,240     152,896         612,473
                              ------------------------------------------------------------------
Additions to              1993    25,343      6,513          9,048         218          41,122
 property, plant and      1992    20,706      7,417          5,170         236          33,529
 equipment(6)             1991    11,735      6,917          5,969          82          24,703
                              ------------------------------------------------------------------
Depreciation and          1993    11,582     15,432          8,726         167          35,907
 amortization             1992    12,107     15,979          8,976         201          37,263
                          1991    11,169     15,705          9,399         182          36,455

 Geographic Areas

                                           INTERNATIONAL
                                       ---------------------
                               UNITED           CANADA, ASIA               TOTAL
                               STATES   EUROPE   AND OTHER   CORPORATE  CONSOLIDATED
                              -------- -------- ------------ ---------  ------------
Net sales(1)............ 1993 $634,935 $ 96,030   $ 1,230                 $732,195
                         1992  655,114  113,111     1,325                  769,550
                         1991  614,890   98,378     1,831                  715,099
                              ------------------------------------------------------
Income (loss) before
 income taxes........... 1993   15,473    7,357      (171)   $(33,856)     (11,197)
                         1992   87,665   12,601      (213)    (33,334)      66,719
                         1991   81,531    6,855       223     (36,231)      52,378
                              ------------------------------------------------------
Identifiable assets..... 1993  334,538   83,774       577     143,774      562,663
                         1992  342,226   93,580       880     166,403      603,089
                         1991  337,171  121,170     1,236     152,896      612,473
                              ------------------------------------------------------
United States export
 sales(7)............... 1993            51,179    54,500                  105,679
                         1992            65,132    54,171                  119,303
                         1991            59,612    52,023                  111,635

- --------
(1) After elimination of intersegment sales and intercompany sales between geographic areas, which are not significant in amount. Such sales are generally priced based on prevailing market prices.
(2) Segment operating profit represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.
(3) Reflects charges of $47.8 million for resizing and restructuring costs associated with planned work force reductions and those which occurred in 1993, asset write-downs, relocation of product lines and the overall consolidation of the Company's aerospace operations, and other unusual charges.

                                 AMETEK, INC.

(4) Reflects charge of $3.9 million primarily for asset write-downs.
(5) Includes unallocated administrative expenses, interest expense and net other income and, in 1993, $2.8 million of restructuring and other unusual charges.
(6) Includes $2.8 million in 1993, $9.5 million in 1992, and $5.9 million in 1991 from acquired businesses.
(7) Included in total United States sales above.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                              ------------------------------------------------
                               FIRST    SECOND   THIRD    FOURTH       TOTAL
                              QUARTER  QUARTER  QUARTER  QUARTER        YEAR
                              -------- -------- -------- --------     --------
1993
  Net sales.................. $187,114 $186,820 $175,003 $183,258     $732,195
  Operating income (loss).... $ 12,514 $ 12,629 $  6,490 $(31,564)(a) $     69
  Net income (loss).......... $  6,096 $  6,222 $  1,980 $(21,630)(a) $(7,332)
  Earnings (loss) per share.. $   0.14 $   0.14 $   0.05 $  (0.50)(a) $  (0.17)
  Dividends paid per share... $   0.17 $   0.17 $   0.17 $   0.06     $   0.57
  Common stock trading
   range:(b)
   High......................   17 1/2   17 1/2   14 1/8   14 1/8       17 1/2
   Low.......................   14 1/4   12 7/8   12 5/8   10 5/8       10 5/8
1992
  Net sales.................. $196,759 $195,323 $185,996 $191,472     $769,550
  Operating income........... $ 21,460 $ 20,618 $ 18,017 $ 19,048     $ 79,143
  Net income................. $ 11,261 $ 11,808 $ 10,708 $ 10,580     $ 44,357
  Earnings per share......... $   0.26 $   0.26 $   0.25 $   0.24     $   1.01
  Dividends paid per share... $   0.17 $   0.17 $   0.17 $   0.17     $   0.68
  Common stock trading
   range:(b)
   High......................   17 3/8   18 1/8      16    16 3/8       18 1/8
   Low.......................   13 1/8   15 1/8   14 5/8   13 7/8       13 1/8

- --------
(a) Includes pre-tax charges of $46.9 million ($28.6 million after tax or $.66 per share) for restructuring and other unusual items.
(b) Trading ranges are based on the New York Stock Exchange composite tape.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
The Company...............................................................   12
Use of Proceeds...........................................................   13
Capitalization............................................................   14
Selected Financial Data...................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   17
Business..................................................................   23
The Credit Agreement......................................................   33
Management................................................................   36
Description of the Notes..................................................   38
Underwriting..............................................................   55
Validity of the Notes.....................................................   56
Experts...................................................................   56
Index to Consolidated Financial Statements................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


                                 ------------

                                  PROSPECTUS

                                 ------------


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                 $150,000,000

                                 AMETEK, INC.

                                % SENIOR NOTES

                                 DUE 2004


                             GOLDMAN, SACHS & CO.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting discounts and commissions, are estimated as follows:

   Securities and Exchange Commission registration fee.............. $ 51,724.50
   National Association of Securities Dealers, Inc. filing fee......   15,500.00
   Rating Agency fees...............................................   82,500.00
   Printing and engraving expenses..................................  222,500.00
   Legal fees and expenses..........................................  275,000.00
   Accounting fees and expenses.....................................  168,000.00
   Blue Sky fees and expenses.......................................   18,000.00
   Trustee's fees and expenses......................................   15,750.00
   Miscellaneous....................................................   51,025.50
                                                                     -----------
       Total........................................................ $900,000.00
                                                                     ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

  Article Eighth of the Registrant's Certificate of Incorporation provides that no director shall have any personal liability to the Registrant or its stockholders for any monetary damages for breach of fiduciary duty as a director, provided, however, that such provision does not limit or eliminate the liability of any director (i) for breach of such director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (involving certain unlawful dividends or stock repurchases) or (iv) for any transaction from which such director derived an improper personal benefit.

  The Registrant maintains directors' and officers' liability insurance which covers the directors and officers of the Registrant with policy limits of $75 million.

  Pursuant to Indemnity Agreements between the Registrant and its directors and officers, the Registrant has agreed to indemnify such directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

     1   --Form of Underwriting Agreement between the Registrant and the
          Underwriters.
     4.1 --Form of Indenture to be dated as of March 15, 1994 between the
          Registrant and Corestates Bank N.A., as Trustee (including the form
          of    % Senior Notes due 2004).
     5   --Opinion of Stroock & Stroock & Lavan as to the legality of the
          Notes.
   *10.1 --Form of Credit Agreement among the Company, Various Lending
          Institutions, Bank of Montreal, Corestates Bank, N.A., and PNC Bank,
          National Association, as Co-Agents, and the Chase Manhattan Bank,
          N.A., as Administrative Agent.
    12.1 --Statement Regarding Computation of Ratio of Earnings to Fixed
          Charges.
    23.1 --Consent of Stroock & Stroock & Lavan (included in Exhibit 5).
   *23.2 --Consent of Ernst & Young.
    24   --Power of attorney (included on p. II-4 of the Registration
          Statement).
    25.1 --Form T-1 Statement of Eligibility and Qualification of Corestates
          Bank N.A.

  * Filed herewith. All other exhibits previously filed.

  (b) Financial Statement Schedules

  Schedules for each of the three years in the period ended December 31, 1993 (except where otherwise indicated):

    Report of Independent Auditors on Schedules

     I    Marketable securities--Other investments at December 31, 1993
     V    Property, plant and equipment
     VI   Accumulated depreciation of property, plant and equipment
     VIII Allowance for possible losses
     IX   Short-term borrowings
     X    Supplementary income statement information

  All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedules, or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE BOROUGH OF PAOLI, STATE OF PENNSYLVANIA, ON MARCH 10, 1994.

                                          Ametek, Inc.

                                                /s/ John J. Molinelli
                                          By: _________________________________

                                             JOHN J. MOLINELLI, VICE PRESIDENT
                                                   AND COMPTROLLER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                        TITLE                 DATE

                  *                    Chairman of the Board
- -------------------------------------   and Chief Executive     March 10,1994
         WALTER E. BLANKLEY             Officer (Principal
                                        Executive Officer)

                  *                    Executive Vice
- -------------------------------------   President-- Chief       March 10, 1994
            ROGER K. DERR               Operating Officer

                  *                    Executive Vice
- -------------------------------------   President-- Chief       March 10, 1994
           ALLAN KORNFELD               Financial Officer
                                        (Principal Financial
                                        Officer)

                  *
- -------------------------------------  Vice President and
          JOHN J. MOLINELLI             Comptroller             March 10, 1994
                                        (Principal
                                        Accounting Officer)

                  *                    Director
- -------------------------------------                           March 10, 1994
            LEWIS G. COLE

                  *                    Director
- -------------------------------------                           March 10, 1994
       HELMUT N. FRIEDLAENDER

                  *                    Director
- -------------------------------------                           March 10, 1994
          SHELDON S. GORDON

                  *
- -------------------------------------  Director
          CHARLES D. KLEIN                                      March 10, 1994

                  *                    Director
- -------------------------------------                           March 10, 1994
         DAVID P. STEINMANN

                  *                    Director
- -------------------------------------                           March 10, 1994
         ELIZABETH R. VARET

* John J. Molinelli hereby signs this Amendment No. 2 on March 10, 1994 on his own behalf and on behalf of each of the indicated persons for whom he is Attorney-in-fact pursuant to a power of attorney filed herewith.

                                                /s/ John J. Molinelli
                                          By: _________________________________

                                                  JOHN J. MOLINELLI

                        REPORT OF INDEPENDENT AUDITORS

  We have audited the consolidated financial statements of AMETEK, Inc. as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, and have issued our report thereon dated February 9, 1994 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          Ernst & Young

Philadelphia, PA February 9, 1994

                                  AMETEK, INC.

                       (b) FINANCIAL STATEMENT SCHEDULES

             SCHEDULE I-- MARKETABLE SECURITIES--OTHER INVESTMENTS

                               DECEMBER 31, 1993

                                 (IN THOUSANDS)

                                                                  AMOUNT AT
                                             PRINCIPAL          WHICH CARRIED
                                              AMOUNT    COST   IN BALANCE SHEET
                                             --------- ------- ----------------
MARKETABLE SECURITIES:
  United States Government..................  $27,750  $27,454     $27,778
  Common Stock Held by Captive Insurance
   Subsidiary...............................            13,640      16,413
                                                       -------     -------
                                                       $41,094     $44,191(A)
                                                       =======     =======
OTHER INVESTMENTS:
  U.S. and Eurodollar Bonds and Debentures..  $10,154  $ 9,640     $ 9,808(B)
  Equity Investments........................            13,947      13,947(C)
                                                       -------     -------
                                                       $23,587     $23,755
                                                       =======     =======

- --------
(A) Market value approximates carrying value.
(B) Market value approximates $10.9 million.
(C) Market value approximates $17.5 million.

                                  AMETEK, INC.

                       (b) FINANCIAL STATEMENT SCHEDULES

                   SCHEDULE V--PROPERTY, PLANT AND EQUIPMENT

                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                 (IN THOUSANDS)

                                                         SALES OR
                            BALANCE AT                  RETIREMENTS  BALANCE AT
     CLASSIFICATION      BEGINNING OF YEAR ADDITIONS   AND OTHER (A) END OF YEAR
     --------------      ----------------- ---------   ------------- -----------
1993:
 Buildings:
  Buildings.............     $ 78,427       $ 6,069       $ 3,566     $ 80,930
  Improvements on land
   and leasehold........        9,481           790            63       10,208
  Construction in proc-
   ess..................        1,303         2,952           --         4,255
                             --------       -------       -------     --------
                               89,211         9,811         3,629       95,393
                             --------       -------       -------     --------
 Machinery and equip-
  ment:
  Machinery and equip-
   ment.................      230,023        20,024        13,847      236,200
  Delivery equipment and
   automobiles..........        1,087           446           494        1,039
  Furniture and fix-
   tures................       26,047         3,729         2,770       27,006
  Construction in proc-
   ess..................       12,032         6,778         1,939       16,871
                             --------       -------       -------     --------
                              269,189        30,977        19,050      281,116
                             --------       -------       -------     --------
 Land...................        7,799           334           207        7,926
                             --------       -------       -------     --------
                             $366,199       $41,122(B)    $22,886     $384,435
                             ========       =======       =======     ========
1992:
 Buildings:
  Buildings.............     $ 75,791       $ 6,272       $ 3,636     $ 78,427
  Improvements on land
   and leasehold........        8,788           711            18        9,481
  Construction in proc-
   ess..................          261         1,044             2        1,303
                             --------       -------       -------     --------
                               84,840         8,027         3,656       89,211
                             --------       -------       -------     --------
 Machinery and equip-
  ment:
  Machinery and equip-
   ment.................      227,117        16,312        13,406      230,023
  Delivery equipment and
   automobiles..........          826           393           132        1,087
  Furniture and fix-
   tures................       22,828         4,748         1,529       26,047
  Construction in proc-
   ess..................        9,458         2,595            21       12,032
                             --------       -------       -------     --------
                              260,229        24,048        15,088      269,189
                             --------       -------       -------     --------
 Land...................        6,793         1,454           448        7,799
                             --------       -------       -------     --------
                             $351,862       $33,529(B)    $19,192     $366,199
                             ========       =======       =======     ========

                       Schedule V continues on next page.

- --------
See notes to Schedule V and VI on page S-4.

                                 AMETEK, INC.

                       (b) FINANCIAL STATEMENT SCHEDULES

            SCHEDULE V -- PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                (IN THOUSANDS)

                                                         SALES OR
                            BALANCE AT                  RETIREMENTS  BALANCE AT
     CLASSIFICATION      BEGINNING OF YEAR ADDITIONS   AND OTHER (A) END OF YEAR
     --------------      ----------------- ---------   ------------- -----------
1991:
 Buildings:
  Buildings.............     $ 67,877       $ 8,603       $  689      $ 75,791
  Improvements on land
   and leasehold........        7,424         1,408           44         8,788
  Construction in proc-
   ess..................        4,255        (3,993)           1           261
                             --------       -------       ------      --------
                               79,556         6,018          734        84,840
                             --------       -------       ------      --------
 Machinery and equip-
  ment:
  Machinery and equip-
   ment.................      215,913        14,766        3,562       227,117
  Delivery equipment and
   automobiles..........          537           425          136           826
  Furniture and fix-
   tures................       18,789         4,200          161        22,828
  Construction in proc-
   ess..................       10,242          (766)          18         9,458
                             --------       -------       ------      --------
                              245,481        18,625        3,877       260,229
                             --------       -------       ------      --------
 Land...................        7,140            60          407         6,793
                             --------       -------       ------      --------
                             $332,177       $24,703(B)    $5,018      $351,862
                             ========       =======       ======      ========

  Depreciation of property, plant and equipment is determined principally on a straight-line basis over the estimated useful lives of the assets.

  The annual ranges of depreciation rates for the above periods were:

      Buildings and improvements.................................  2 1/2% to 15%
      Machinery and equipment.................................... 10% to 33 1/3%

- --------
Notes to Schedules V and VI
(A) Other includes foreign currency translation gains (losses) for 1993, 1992 and 1991 of $(8,063), $(16,659) and $(516) for property, plant and equipment, and $(3,059), $(4,583) and $399 for accumulated depreciation of property, plant and equipment. Also in 1993, includes $7,782 for asset write-downs in connection with restructuring and other unusual operating activities.
(B) Includes $2,798, $9,539 and $5,895 in connection with businesses acquired in 1993, 1992 and 1991, respectively.

                                  AMETEK, INC.

                       (b) FINANCIAL STATEMENT SCHEDULES

                    SCHEDULE VI--ACCUMULATED DEPRECIATION OF

                         PROPERTY, PLANT AND EQUIPMENT

                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                 (IN THOUSANDS)

                                           PROVISIONS   SALES OR
                            BALANCE AT     CHARGED TO  RETIREMENTS  BALANCE AT
     CLASSIFICATION      BEGINNING OF YEAR   INCOME   AND OTHER (A) END OF YEAR
     --------------      ----------------- ---------- ------------- -----------
1993:
 Buildings:
  Buildings.............     $ 27,131       $ 2,434      $  508      $ 29,057
  Improvements on land
   and leasehold........        4,087           945          45         4,987
                             --------       -------      ------      --------
                               31,218         3,379         553        34,044
                             --------       -------      ------      --------
 Machinery and equip-
  ment:
  Machinery and equip-
   ment.................      132,367        21,140       5,633       147,874
  Delivery equipment and
   automobiles..........          640           135         208           567
  Furniture and fix-
   tures................       15,977         3,623       2,459        17,141
                             --------       -------      ------      --------
                              148,984        24,898       8,300       165,582
                             --------       -------      ------      --------
                             $180,202       $28,277      $8,853      $199,626
                             ========       =======      ======      ========
1992:
 Buildings:
  Buildings.............     $ 24,603       $ 2,881      $  353      $ 27,131
  Improvements on land
   and leasehold........        3,221           878          12         4,087
                             --------       -------      ------      --------
                               27,824         3,759         365        31,218
                             --------       -------      ------      --------
 Machinery and equip-
  ment:
  Machinery and equip-
   ment.................      116,638        20,891       5,162       132,367
  Delivery equipment and
   automobiles..........          507           351         218           640
  Furniture and fix-
   tures................       12,781         4,359       1,163        15,977
                             --------       -------      ------      --------
                              129,926        25,601       6,543       148,984
                             --------       -------      ------      --------
                             $157,750       $29,360      $6,908      $180,202
                             ========       =======      ======      ========
1991:
 Buildings:
  Buildings.............     $ 22,124       $ 2,610      $  131      $ 24,603
  Improvements on land
   and leasehold........        2,388           880          47         3,221
                             --------       -------      ------      --------
                               24,512         3,490         178        27,824
                             --------       -------      ------      --------
 Machinery and equip-
  ment:
  Machinery and equip-
   ment.................       97,576        20,807       1,745       116,638
  Delivery equipment and
   automobiles..........          276           250          19           507
  Furniture and fix-
   tures................        9,108         3,730          57        12,781
                             --------       -------      ------      --------
                              106,960        24,787       1,821       129,926
                             --------       -------      ------      --------
                             $131,472       $28,277      $1,999      $157,750
                             ========       =======      ======      ========

- --------
See notes to Schedules V and VI on page S-4.

                                 AMETEK, INC.

                       (b) FINANCIAL STATEMENT SCHEDULES

                SCHEDULE VIII -- ALLOWANCE FOR POSSIBLE LOSSES

                 YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                (IN THOUSANDS)

                                           1993         1992         1991
                                        -----------  -----------  -----------
Allowance for possible losses on ac-
 counts and notes receivable:
  Balance at beginning of year......... $     2,392  $     2,451  $     2,079
  Additions charged to expense.........       1,320        1,308          908
  Recoveries credited to allowance.....         113           25          158
  Write-offs...........................      (1,337)        (888)        (716)
  Currency translation adjustment......         (89)        (504)          22
                                        -----------  -----------  -----------
  Balance at end of year............... $     2,399  $     2,392  $     2,451
                                        ===========  ===========  ===========

                     SCHEDULE IX -- SHORT-TERM BORROWINGS

                 YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991

                            (DOLLARS IN THOUSANDS)

                                           1993         1992         1991
                                        -----------  -----------  -----------
Notes payable to banks at December 31..         --           --           --
Weighted average interest rate at De-
 cember 31.............................         --           --           --
Maximum amount outstanding at any
 month-end.............................         --           --   $     5,333
Average amount outstanding during the
 year (A)..............................         --           --   $     2,990
Weighted average interest rate for the
 year (B)..............................         --           --         12.97%
- --------
(A) Computed by dividing the total of the daily balances outstanding by 360.
(B) Computed by dividing the interest expense on short-term borrowings by the average amount outstanding during the year.

           SCHEDULE X -- SUPPLEMENTARY INCOME STATEMENT INFORMATION

                 YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                (IN THOUSANDS)

                                         CHARGED TO COSTS AND EXPENSES (A)
                                        -------------------------------------
                                           1993         1992         1991
                                        -----------  -----------  -----------
Maintenance and repairs................ $    15,865  $    15,455  $    14,490
                                        ===========  ===========  ===========

- --------
(A) Royalties, advertising expenses and taxes other than payroll and income taxes do not exceed one percent of consolidated net sales and, accordingly, are not included herein.

           (This page is to be included only in the Edgar version.)


                            GRAPHICS APPENDIX LIST


EDGAR Version                      Typeset Version
- -------------                      ---------------
Graphic #1 on Inside               Graphic #1 - Pictured, on a grey reflective
  Front Cover                      surface, are products manufactured by the
                                   Company's Electro-mechanical Group. These products include a thru-flow vacuum cleaner motor, a computer memory drive, direct current brushless motor, a direct current motor - blower designed for medical equipment and a permanent magnet motor for business machines.

Graphic #2 on Inside               Graphic #2 - Pictured, on a grey reflective
  Front Cover                      surface, are products manufactured by the
                                   Company's Precision Instruments Group. These products include an oxygen analyzer controller, an electronic truck instrument panel, a multi-instrument flat panel for an aircraft cockpit and three pressure gauges.


Graphic #3 on Inside               Graphic #3 - Pictured, on a grey reflective
  Front Cover                      surface, are products manufactured by the
                                   Company's Industrial Materials Group. These products include: a white protective glove made of temperature resistant Siltemp(R), a coil of shiny metal strip wrought from a precision alloy of pure copper, nickel and steel powders; and, in the foreground of the picture, examples of engineered color concentrates granules in green, yellow and magenta. Positioned on top of the granules are the clear plastic filter housing and inlet cover of the Company's Plymouth
                                   Products Division patented residential water filter.

                                 EXHIBIT INDEX

 EXHIBITS                          DESCRIPTION                            PAGE
 --------                          -----------                            ----
   1      --Form of Underwriting Agreement between the Registrant and the Underwriters.
   4.1    --Form of Indenture to be dated as of March 15, 1994 between the Registrant and Corestates Bank N.A., as Trustee
           (including the form of    % Senior Notes
           due 2004).
   5      --Opinion of Stroock & Stroock & Lavan as to the legality of the Notes.
 *10.1    --Form of Credit Agreement among the Company, Various Lending
           Institutions, Bank of Montreal, Corestates Bank, N.A., and
           PNC Bank, National Association, as Co-Agents, and the Chase
           Manhattan Bank, N.A., as Administrative Agent.
  12.1    --Statement Regarding Computation of Ratio of Earnings to
           Fixed Charges.
  23.1    --Consent of Stroock & Stroock & Lavan (included in Exhibit
           5).
 *23.2    --Consent of Ernst & Young.
  24      --Power of attorney (included on p. II-4 of the Registration
           Statement).
  25.1    --Form T-1 Statement of Eligibility and Qualification of
           Corestates Bank N.A.

- --------

* Filed herewith. All other exhibits previously filed.